PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To prospectus dated September 20, 2007)	Registration Statement 333-146213

$10,000,000
LINCOLN NATIONAL CORPORATION
DEFERRED COMPENSATON OBLIGATIONS

Offered as set forth in this Prospectus Supplement pursuant to the

LINCOLN NATIONAL CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN
FOR AGENTS

This Prospectus Supplement relates to shares of our Deferred Compensation Obligations under the Plan to be offered and sold to a select group of "Participants", consisting of highly compensated individuals holding a full-time agent's contract with The Lincoln National Life Insurance Company, or LNL, and of similarly situated individuals associated with affiliates and subsidiaries of Lincoln National Corporation.

The filing of this Registration Statement is not an admission by us that the Deferred Compensation Obligations as defined below are securities or are subject to the registration requirements of the Securities Act.

Investing in our securities involves risks.  See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

November 18, 2008

REQUIRED DISCLOSURE FOR NORTH CAROLINA RESIDENTS

THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED OF THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This Prospectus Supplement also constitutes a Summary Plan Description, and highlights the key features of the Plan.  This Prospectus Supplement does not describe all the details of the Plan. The Plan Document explains your benefits, rights and responsibilities in more detail, and is the controlling document in the case of any discrepancy between this Prospectus Supplement and the Plan Document.  It is important for you to read and consider all information contained in this prospectus supplement in making your investment decision.  You should rely only on information in this Prospectus Supplement, the Plan Document or information to which we have referred you. You should also read and consider the additional information under the caption “Where You Can Find More Information.”  We have not authorized anyone to provide you with information that is different.  We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted.  The information contained or incorporated by reference in this prospectus supplement is accurate only as of the respective dates of such information.  Our business, financial condition, results of operations and prospectus may have changed since those dates.

If you have any questions about the Plan that are not answered in this Prospectus Supplement, or if you would like a copy of the Plan Document, such additional information can be obtained (without charge) from Nolan Financial Group by calling Nolan’s Deferred Compensation Customer Service Line at this number: 888-907-8633.

IRS CIRCULAR 230 NOTICE: As required by the IRS, we inform you that any tax advice contained in this Prospectus Supplement was not intended or written to be used or referred to, and cannot be used or referred to (i) for the purpose of avoiding penalties under the Internal Revenue Code, or (ii) in promoting, marketing, or recommending to another party any transaction or matter addressed in this Prospectus Supplement.  Individuals should seek tax advice based on their own particular circumstances from an independent tax advisor.

Unless otherwise indicated, all references in this prospectus to “LNC,” “we,” “our,” “us,” or similar terms refer to Lincoln National Corporation together with its subsidiaries and affiliates.

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THE COMPANY

LNC is a holding company, which operates multiple insurance and investment management businesses through subsidiary companies.  LNL is its wholly owned subsidiary.  Through our business segments, we sell a wide range of wealth protection, accumulation and retirement income products and solutions.  These products include institutional and/or retail fixed and indexed annuities, variable annuities, universal life insurance, variable universal life insurance, term life insurance, mutual funds and managed accounts.  LNC was organized under the laws of the state of Indiana in 1968.  We currently maintain our principal executive offices at 150 N. Radnor Chester Road, Radnor, Pennsylvania.  “Lincoln Financial Group” is the marketing name for LNC and its subsidiary companies.  As of September 30, 2008, LNC had consolidated assets of $173.3 billion and consolidated stockholders’ equity of $9.5 billion.

We provide products and services in four operating businesses and report results through six business segments, as follows:

(1)	Retirement Solutions, which includes the Annuities and Defined Contribution segments,
(2)	Insurance Solutions, which includes the Life Insurance and Group Protection segments,
(3)	Investment Management, which is an operating business and segment, and
(4)	Lincoln UK, which is an operating business and segment.

We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, certain run-off business and certain expenses, including restructuring and merger-related expenses) and the ongoing amortization of deferred gain on the indemnity reinsurance portion of the sale of our former reinsurance segment to Swiss Re Life & Health America Inc. (“Swiss Re”) in the fourth quarter of 2001.

The results of Lincoln Financial Network (“LFN”) and Lincoln Financial Distributors (“LFD”), our retail and wholesale distributors, are included in the segments for which they distribute products.  LFD distributes our individual products and services primarily through brokers, planners, agents and other intermediaries.  At December 31, 2007, LFN offered LNC and non-proprietary products and advisory services through a national network of approximately 7,300 active producers who placed business with us within the last twelve months.

The following description of the Plan is a summary of its key terms and provisions. The statements contained in this prospectus concerning the Plan are qualified in their entirety by reference to the terms of the Plan itself, which is the legally controlling document. Eligible participants and their beneficiaries may obtain copies of the Plan upon request, or review them at our principal executive office.

FORWARD-LOOKING STATEMENTS—CAUTIONARY LANGUAGE

Certain statements made in this prospectus supplement are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”).  A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning in connection with a discussion of future operating or financial performance.  In particular, these include statements relating to future actions, trends in our business, prospective services or products, future performance or financial results and the outcome of contingencies, such as legal proceedings.  We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements.  Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements, include, among others:

•
Continued deterioration in general economic and business conditions, both domestic and foreign, that may affect foreign exchange rates, premium levels, claims experience, the level of pension benefit costs and funding and investment results;

•
Continued economic declines and credit market illiquidity could cause us to realize additional impairments on investments and certain intangible assets including a valuation allowance against deferred tax assets, which may reduce future earnings and/or affect our financial condition and ability to raise additional capital or refinance existing debt as it matures;

•	Uncertainty about the effectiveness of the U.S. government's plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions;
•
Legislative, regulatory or tax changes, both domestic and foreign, that affect the cost of, or demand for, LNC’s products, the required amount of reserves and/or surplus, or otherwise affect our ability to conduct business, including changes to statutory reserves and/or risk-based capital (“RBC”) requirements related to secondary guarantees under universal life and variable annuity products such as Actuarial Guideline VACARVM (“VACARVM”); restrictions on revenue sharing and 12b-1 payments; and the potential for U.S. Federal tax reform;

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The initiation of legal or regulatory proceedings against LNC or its subsidiaries, and the outcome of any legal or regulatory proceedings, such as:  adverse actions related to present or past business practices common in businesses in which LNC and its subsidiaries compete; adverse decisions in significant actions including, but not limited to, actions brought by federal and state authorities and extra-contractual and class action damage cases; new decisions that result in changes in law; and unexpected trial court rulings;

•	Changes in interest rates causing a reduction of investment income, the margins of LNC’s fixed annuity and life insurance businesses and demand for LNC’s products;
•
A decline in the equity markets causing a reduction in the sales of LNC’s products, a reduction of asset-based fees that LNC charges on various investment and insurance products, an acceleration of amortization of deferred acquisition costs (“DAC”), value of business acquired (“VOBA”), deferred sales inducements (“DSI”) and deferred front-end sales loads (“DFEL”) and an increase in liabilities related to guaranteed benefit features of LNC’s variable annuity products;

•
Ineffectiveness of LNC’s various hedging strategies used to offset the impact of changes in the value of liabilities due to changes in the level and volatility of the equity markets and interest rates;

•
A deviation in actual experience regarding future persistency, mortality, morbidity, interest rates or equity market returns from LNC’s assumptions used in pricing its products, in establishing related insurance reserves and in the amortization of intangibles that may result in an increase in reserves and a decrease in net income, including as a result of stranger-originated life insurance business;

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Changes in GAAP that may result in unanticipated changes to LNC’s net income, including the impact of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”) and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”;

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Lowering of one or more of LNC’s debt ratings issued by nationally recognized statistical rating organizations and the adverse impact such action may have on LNC’s ability to raise capital and on its liquidity and financial condition;

•
Lowering of one or more of the insurer financial strength ratings of LNC’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention and profitability of its insurance subsidiaries;

•
Significant credit, accounting, fraud or corporate governance issues that may adversely affect the value of certain investments in the portfolios of LNC’s companies requiring that LNC realize losses on such investments;

•
The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including LNC’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions, including LNC’s ability to successfully integrate Jefferson-Pilot Corporation businesses acquired on April 3, 2006, to achieve the expected synergies from the merger or to achieve such synergies within our expected timeframe;

•	The adequacy and collectibility of reinsurance that LNC has purchased;
•	Acts of terrorism, war or other man-made and natural catastrophes that may adversely affect LNC’s businesses and the cost and availability of reinsurance;
•	Competitive conditions, including pricing pressures, new product offerings and the emergence of new competitors, that may affect the level of premiums and fees that LNC can charge for its products;
•
The unknown impact on LNC’s business resulting from changes in the demographics of LNC’s client base, as aging baby-boomers move from the asset-accumulation stage to the asset-distribution stage of life; and

•	Loss of key management, portfolio managers in the Investment Management segment, financial planners or wholesalers.

The risks included here are not exhaustive.  “Risk Factors” below as well as LNC’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the Securities and Exchange Commission (“SEC”) include additional factors that could impact LNC’s business and financial performance, which are incorporated herein by reference.  Moreover, we operate in a rapidly changing and competitive environment.  New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors.

Further, it is not possible to assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.  In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this prospectus supplement.

RISK FACTORS

You should carefully consider the risks described below and those incorporated by reference into this Prospectus Supplement before making an investment decision in the Plan generally, or in the LNC Common Stock Account specifically.  The risks and uncertainties described below and incorporated by reference into this Prospectus Supplement are not the only ones facing our company.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.  If any of these risks actually occur, our business, financial condition and results of operations could be materially affected.  In that case, the value of our Common Stock could decline substantially.  In addition, there are risks in investing your money in the investment choices offering under the Plan.  These risks are discussed with the description of each investment option.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and cost of capital.

The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months.  Over the last month, the volatility and disruption have reached unprecedented levels.  In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers.

We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, maintain our securities lending activities and replace certain maturing liabilities.  Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer.  As a holding company with no direct operations, our principal asset is the capital stock of our insurance and investment management subsidiaries.  Our ability to meet our obligations for payment of interest and principal on outstanding debt obligations and to pay dividends to shareholders and corporate expenses depends significantly upon the surplus and earnings of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us.  Payments of dividends and advances or repayment of funds to us by our insurance subsidiaries are restricted by the applicable laws of their respective jurisdictions, including laws establishing minimum solvency and liquidity thresholds.  Changes in these laws can constrain the ability of our subsidiaries to pay dividends or to advance or repay funds to us in sufficient amounts and at times necessary to meet our debt obligations and corporate expenses.  For our insurance subsidiaries, the principal sources of our liquidity are insurance premiums and fees, annuity considerations, investment advisory fees, and cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash.  At the holding company level, sources of liquidity in normal markets also include a variety of short- and long-term instruments, including repurchase agreements, credit facilities, commercial paper, and medium- and long-term debt.

In the event current resources do not satisfy our needs, we may have to seek additional financing.  The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if we incur large investment losses or if the level of our business activity decreased due to a market downturn.  Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us.  Our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business, most significantly our insurance operations.  Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy statutory capital requirements; generate fee income and market-related revenue to meet liquidity needs; and access the capital necessary to grow our business.  As such, we may be forced to delay raising capital, issue shorter tenor securities than we prefer, or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility.  Recently, our credit spreads have widened considerably which increases the interest rate we must pay on any new debt obligation we may issue.  Our results of operations, financial condition, cash flows and statutory capital position could be materially adversely affected by disruptions in the financial markets.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world.  The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during the third quarter of 2008.  Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward.  These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a possible recession.  In addition, the fixed-income markets are experiencing a period of extreme volatility which has negatively impacted market liquidity conditions.  Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market.  However, these concerns have since expanded to include a broad range of mortgage-and asset-backed and other fixed income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors.  As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default.  Securities that are less liquid are more difficult to value and may be hard to dispose of.  Domestic and international equity markets have also been experiencing heightened volatility and turmoil, with issuers (such as our company) that have exposure to the real estate, mortgage and credit markets particularly affected.  These events and the continuing market upheavals may have an adverse effect on us, in part because we have a large investment portfolio and are also dependent upon customer behavior.  Our revenues are likely to decline in such circumstances and our profit margins could erode.  In addition, in the event of extreme prolonged market events, such as the global credit crisis, we could incur significant losses.  Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We are a significant writer of variable annuity products.  The account values of these products will be affected by the downturn in capital markets.  Any decrease in account values will decrease the fees generated by our variable annuity products.

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business.  In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial and insurance products could be adversely affected.  In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies.  Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether.  Adverse changes in the economy could affect earnings negatively and could have a material adverse effect on our business, results of operations and financial condition.  The current mortgage crisis has also raised the possibility of future legislative and regulatory actions in addition to the recent enactment of the Emergency Economic Stabilization Act of 2008 (the “EESA”) that could further impact our business.  We cannot predict whether or when such actions may occur, or what impact, if any, such actions could have on our business, results of operations and financial condition.  A further material deterioration in economic conditions may require us to raise additional capital or consider other transactions to manage our capital position or our liquidity.

There can be no assurance that actions of the U.S.  Government, Federal Reserve and other governmental and regulatory bodies for the purpose of stabilizing the financial markets will achieve the intended effect.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, President Bush signed the EESA into law.  As enacted, the EESA authorizes the U.S. Treasury to, among other things, purchase up to $700 billion of mortgage-backed and other securities from financial institutions for the purpose of stabilizing the financial markets.  The U.S. Treasury has stated that it will not be purchasing distressed securities and instead will invest directly in banks, thrifts and bank and savings and loan holding companies under the Capital Purchase Program (“CPP”).  The Federal Government, Federal Reserve and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis.  There can be no assurance as to what impact such actions will have on the financial markets, including the extreme levels of volatility currently being experienced.  Such continued volatility could materially and adversely affect our business, financial condition and results of operations, or the trading price of our common stock.

The impairment of other financial institutions could adversely affect us.

We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutions.  Many of these transactions expose us to credit risk in the event of default of our counterparty.  In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to it.  We also may have exposure to these financial institutions in the form of unsecured debt instruments, derivative transactions and/or equity investments.  There can be no assurance that any such losses or impairments to the carrying value of these assets would not materially and adversely affect our business and results of operations.

Our participation in a securities lending program subjects us to potential liquidity and other risks.

We participate in a securities lending program for our general account whereby fixed income securities are loaned by our agent bank to third parties, primarily major brokerage firms and commercial banks.  The borrowers of our securities provide us with collateral, typically in cash, which we separately maintain.  We invest such cash collateral in other securities, primarily in commercial paper and money market or other short term funds.  Securities with a cost or amortized cost of $481 million and $612 million and an estimated fair value of $435 million and $634 million were on loan under the program at September 30, 2008, and December 31, 2007, respectively.  Securities loaned under such transactions may be sold or repledged by the transferee.  We were liable for cash collateral under our control of $463 million and $655 million at September 30, 2008, and December 31, 2007, respectively.

As of September 30, 2008, approximately all securities on loan under the program could be returned to us by the borrowers at any time.  Returns of loaned securities would require us to return the cash collateral associated with such loaned securities.  In addition, in some cases, the maturity of the securities held as invested collateral (i.e., securities that we have purchased with cash received from the third parties) may exceed the term of the related securities loan and the market value may fall below the amount of cash received as collateral and invested.  If we are required to return significant amounts of cash collateral on short notice and we are forced to sell securities to meet the return obligation, we may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than we otherwise would have been able to realize under normal market conditions, or both.  In addition, under stressful capital market and economic conditions, such as those conditions we have experienced recently, liquidity broadly deteriorates, which may further restrict our ability to sell securities.

Our reserves for future policy benefits and claims related to our current and future business as well as businesses we may acquire in the future may prove to be inadequate.

Our reserves for future policy benefits and claims may prove to be inadequate.  We establish and carry, as a liability, reserves based on estimates of how much we will need to pay for future benefits and claims.  For our life insurance and annuity products, we calculate these reserves based on many assumptions and estimates, including estimated premiums we will receive over the assumed life of the policy, the timing of the event covered by the insurance policy, the lapse rate of the policies, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums we receive.  The assumptions and estimates we use in connection with establishing and carrying our reserves are inherently uncertain.  Accordingly, we cannot determine with precision the ultimate amounts that we will pay, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level we assume prior to payment of benefits or claims.  If our actual experience is different from our assumptions or estimates, our reserves may prove to be inadequate in relation to our estimated future benefits and claims.  As a result, we would incur a charge to our earnings in the quarter in which we increase our reserves.

Because the equity markets and other factors impact the profitability and expected profitability of many of our products, changes in equity markets and other factors may significantly affect our business and profitability.

The fee revenue that we earn on equity-based variable annuities, unit-linked accounts, VUL insurance policies and investment advisory business is based upon account values.  Because strong equity markets result in higher account values, strong equity markets positively affect our net income through increased fee revenue.  Conversely, a weakening of the equity markets results in lower fee income and may have a material adverse effect on our results of operations and capital resources.

The increased fee revenue resulting from strong equity markets increases the expected gross profits (“EGPs”) from variable insurance products as do better than expected lapses, mortality rates and expenses.  As a result, the higher EGPs may result in lower net amortized costs related to DAC, DSI, VOBA, and DFEL.  However, a decrease in the equity markets as well as worse than expected increases in lapses, mortality rates and expenses depending upon their significance, may result in higher net amortized costs associated with DAC, DSI, VOBA and DFEL and may have a material adverse effect on our results of operations and capital resources.  For example, if equity markets continued to decline by 20% and remained at those levels during the fourth quarter of 2008, we may have to reset our “reversion to the mean” (RTM) process that we use to compute our best estimate of long-term gross growth rate assumption.  We estimate that such a reset would result in a cumulative unfavorable prospective unlocking in the range of approximately $200-$300 million.

Changes in the equity markets, interest rates and/or volatility affects the profitability of our products with guaranteed benefits; therefore, such changes may have a material adverse effect on our business and profitability.

Certain of our variable annuity products include guaranteed minimum benefit riders.  These include guaranteed minimum death benefit (“GDB”), guaranteed minimum withdrawal benefit (“GWB”) and guaranteed minimum income benefit (“GIB”) riders.  The amount of reserves related to GDB for variable annuities is tied to the difference between the value of the underlying accounts and the guaranteed death benefit, calculated using a benefit ratio approach.  The GDB reserves take into account the present value of total expected GDB payments and the present value of total expected assessments over the life of the contract and claims and assessments to date.  The amount of reserves related to GWB and GIB for variable annuities is based on the fair value of the underlying benefit.  Both the level of expected GDB payments and expected total assessments used in calculating the benefit ratio are affected by the equity markets.  The liabilities related to GWB and GIB benefits valued at fair value are impacted by changes in equity markets, interest rates and volatility.  Accordingly, strong equity markets will decrease the amount of GDB reserves that we must carry, and strong equity markets, increases in interest rates and decreases in volatility will generally decrease the fair value of the liabilities underlying the GWB and GIB benefits.

Conversely, a decrease in the equity markets will increase the net amount at risk under the GDB benefits we offer as part of our variable annuity products, which has the effect of increasing the amount of GDB reserves that we must carry.  Also, a decrease in the equity market along with a decrease in interest rates and an increase in volatility will generally result in an increase in the fair value of the liabilities underlying GWB and GIB benefits, which has the effect of increasing the amount of GWB and GIB reserves that we must carry.  Such an increase in reserves would result in a charge to our earnings in the quarter in which we increase our reserves.  We maintain a customized dynamic hedge program that is designed to mitigate the risks associated with income volatility around the change in reserves on guaranteed benefits.  However, the hedge positions may not be effective to exactly offset the changes in the carrying value of the guarantees due to, among other things, the time lag between changes in their values and corresponding changes in the hedge positions, high levels of volatility in the equity markets and derivatives markets, extreme swings in interest rates, contract holder behavior different than expected, and divergence between the performance of the underlying funds and hedging indices.  For example, the quarter ended September 30, 2008, we experienced a breakage between the change in our guaranteed benefit reserve and the value of our hedges of $252 million.  Breakage is defined as the difference between the change in the fair value of the liabilities, excluding the amount related to the non-performance risk component and the change in the fair value of the derivatives.  The breakage also excludes the amount we determine to be the cost of hedging.  In addition, we remain liable for the guaranteed benefits in the event that derivative counterparties are unable or unwilling to pay, and we are also subject to the risk that the cost of hedging these guaranteed benefits increases, resulting in a reduction to net income.  We also must consider our own credit standing, which is not hedged, in the valuation of certain of these liabilities.  A decrease in our own credit spread could cause the value of these liabilities to increase, resulting in a reduction to net income.  These, individually or collectively, may have a material adverse effect on net income, financial condition or liquidity.

Changes in interest rates may cause interest rate spreads to decrease and may result in increased contract withdrawals.

Because the profitability of our fixed annuity and interest-sensitive whole life, universal life (“UL”) and fixed portion of variable universal life (“VUL”) insurance business depends in part on interest rate spreads, interest rate fluctuations could negatively affect our profitability.  Changes in interest rates may reduce both our profitability from spread businesses and our return on invested capital.  Some of our products, principally fixed annuities and interest-sensitive whole life, universal life and the fixed portion of variable universal life insurance, have interest rate guarantees that expose us to the risk that changes in interest rates will reduce our “spread,” or the difference between the amounts that we are required to pay under the contracts and the amounts we are able to earn on our general account investments intended to support our obligations under the contracts.  Declines in our spread or instances where the returns on our general account investments are not enough to support the interest rate guarantees on these products could have a material adverse effect on our businesses or results of operations.

In periods of increasing interest rates, we may not be able to replace the assets in our general account with higher yielding assets needed to fund the higher crediting rates necessary to keep our interest sensitive products competitive.  We therefore may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts and related assets.  In periods of declining interest rates, we have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments then available.  Moreover, borrowers may prepay fixed-income securities, commercial mortgages and mortgage-backed securities in our general account in order to borrow at lower market rates, which exacerbates this risk.  Because we are entitled to reset the interest rates on our fixed rate annuities only at limited, pre-established intervals, and since many of our contracts have guaranteed minimum interest or crediting rates, our spreads could decrease and potentially become negative.

Increases in interest rates may cause increased surrenders and withdrawals of insurance products.  In periods of increasing interest rates, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as contract holders seek to buy products with perceived higher returns.  This process may lead to a flow of cash out of our businesses.  These outflows may require investment assets to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in realized investment losses.  A sudden demand among consumers to change product types or withdraw funds could lead us to sell assets at a loss to meet the demand for funds.

Our requirements to post collateral or make payments related to declines in market value of specified assets may adversely affect our liquidity and expose us to counterparty credit risk.

Many of our transactions with financial and other institutions specify the circumstances under which the parties are required to post collateral.  The amount of collateral we may be required to post under these agreements may increase under certain circumstances, which could adversely affect our liquidity.  In addition, under the terms of some of our transactions we may be required to make payment to our counterparties related to any decline in the market value of the specified assets.

Defaults on our mortgage loans and volatility in performance may adversely affect our profitability.

Our mortgage loans face default risk and are principally collateralized by commercial and residential properties.  Mortgage loans are stated on our balance sheet at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances.  We establish valuation allowances for estimated impairments as of the balance sheet date based information such as the market value of the underlying real estate securing the loan, any third party guarantees on the loan balance or any cross collateral agreements and their impact on expected recovery rates.  At September 30, 2008, no loans were either delinquent or in the process of foreclosure for our mortgage loan investments.  The performance of our mortgage loan investments, however, may fluctuate in the future.  In addition, some of our mortgage loan investments have balloon payment maturities.  An increase in the default rate of our mortgage loan investments could have a material adverse effect on our business, results of operations and financial condition.

Further, any geographic or sector exposure in our mortgage loans may have adverse effects on our investment portfolios and consequently on our consolidated results of operations or financial condition.  While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative effect on any particular geographic region or sector may have a greater adverse effect on the investment portfolios to the extent that the portfolios are exposed.

Our investments are reflected within the consolidated financial statements utilizing different accounting basis and accordingly we may not have recognized differences, which may be significant, between cost and fair value in our consolidated financial statements.

Our principal investments are in fixed maturity and equity securities, mortgage loans on real estate, real estate (either wholly owned or in joint ventures), policy loans, short-term investments, derivative instruments and limited partnerships and other invested assets.  The carrying value of such investments is as follows:

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Fixed maturity and equity securities are classified as available-for-sale, except for those designated as trading securities, and are reported at their estimated fair value.  The difference between the estimated fair value and amortized cost of such securities, i.e., unrealized investment gains and losses, are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes.

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Fixed maturity and equity securities designated as trading securities, which support certain reinsurance arrangements, are recorded at fair value with subsequent changes in fair value recognized in realized gains and losses.  However, offsetting the changes to fair value of the trading securities are corresponding changes in the fair value of the embedded derivative liability associated with the underlying reinsurance arrangement.  In other words, the investment results for the trading securities, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements.

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Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

•	Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances.
•	Policy loans are stated at unpaid principal balances.
•	Real estate joint ventures and other limited partnership interests are carried using the equity method of accounting.
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Other invested assets consist principally of derivatives with positive fair values.  Derivatives are carried at fair value with changes in fair value reflected in income from non-qualifying derivatives and derivatives in fair value hedging relationships.  Derivatives in cash flow hedging relationships are reflected as a separate component of other comprehensive income or loss.

Investments not carried at fair value in our consolidated financial statements — principally, mortgage loans, policy loans and real estate — may have fair values which are substantially higher or lower than the carrying value reflected in our consolidated financial statements.  In addition, unrealized losses are not reflected in net income unless we realize the losses by either selling the security at below amortized cost or determine that the decline in fair value is deemed to be other than temporary, i.e., impaired.  Each of such asset classes is regularly evaluated for impairment under the accounting guidance appropriate to the respective asset class.

Our valuation of fixed maturity, equity and trading securities may include methodologies, estimations and assumptions which are subject to differing interpretations and could result in changes to investment valuations that may materially adversely affect our results of operations or financial condition.

Fixed maturity, equity, trading securities and short-term investments which are reported at fair value on the consolidated balance sheet represented the majority of our total cash and invested assets.  Pursuant to SFAS No.

157, we have categorized these securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  An asset or liability’s classification within the fair value hierarchy is based of the lowest level of significant input to its valuation.  SFAS No. 157 defines the input levels as follows:

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Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.  “Blockage discounts” for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available for an identical asset or liability in an active market are prohibited;

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Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

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Level 3 – inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

At September 30, 2008, approximately .5%, 90.4%, and 9.1% of these securities represented Level 1, Level 2 and Level 3, respectively.  The Level 1 securities primarily consist of certain U.S.  Treasury and agency fixed maturity securities and exchange-traded common stock.  The Level 2 assets include fixed maturity securities priced principally through independent pricing services including most U.S.  Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, state and political subdivision securities, foreign government securities, and asset-backed securities as well as equity securities, including non-redeemable preferred stock, priced by independent pricing services.  Management reviews the valuation methodologies used by the pricing services on an ongoing basis and ensures that any valuation methodologies are justified.  Level 3 assets include fixed maturity securities priced principally through independent broker quotes or market standard valuation methodologies.  This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including: U.S.  and foreign corporate securities — including below investment grade private placements; residential mortgage-backed securities; asset backed securities; and other fixed maturity securities such as structured securities.  Equity securities classified as Level 3 securities consist principally of common stock of privately held companies and non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation.

Prices provided by independent pricing services and independent broker quotes can vary widely even for the same security.

The determination of fair values in the absence of quoted market prices is based on: (i) valuation methodologies; (ii) securities we deem to be comparable; and (iii) assumptions deemed appropriate given the circumstances.  The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty.  Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.  The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

During periods of market disruption including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities, if trading becomes less frequent and/or market data becomes less observable.  There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment.  In such cases, more securities may fall to Level 3 and thus require more subjectivity and management judgment.  As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods which are more sophisticated or require greater estimation thereby resulting in values which may be less than the value at which the investments may be ultimately sold.  Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly.  Decreases in value may have a material adverse effect on our results of operations or financial condition.

Some of our investments are relatively illiquid and are in asset classes that have been experiencing significant market valuation fluctuations.

We hold certain investments that may lack liquidity, such as privately placed fixed maturity securities; mortgage loans; policy loans; and equity real estate, including real estate joint venture; and other limited partnership interests.  These asset classes represented 27% of the carrying value of our total cash and invested assets as of September 30, 2008.  Even some of our very high quality assets have been more illiquid as a result of the recent challenging market conditions.

If we require significant amounts of cash on short notice in excess of normal cash requirements or are required to post or return collateral in connection with our investment portfolio, derivatives transactions or securities lending activities, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

The reported value of our relatively illiquid types of investments, our investments in the asset classes described in the paragraph above and, at times, our high quality, generally liquid asset classes, do not necessarily reflect the lowest current market price for the asset.  If we were forced to sell certain of our assets in the current market, there can be no assurance that we will be able to sell them for the prices at which we have recorded them and we may be forced to sell them at significantly lower prices.

We invest a portion of our invested assets in investment funds, many of which make private equity investments.  The amount and timing of income from such investment funds tends to be uneven as a result of the performance of the underlying investments, including private equity investments.  The timing of distributions from the funds, which depends on particular events relating to the underlying investments, as well as the funds’ schedules for making distributions and their needs for cash, can be difficult to predict.  As a result, the amount of income that we record from these investments can vary substantially from quarter to quarter.  Recent equity and credit market volatility may reduce investment income for these types of investments.

The determination of the amount of allowances and impairments taken on our investments is highly subjective and could materially impact our results of operations or financial position.

The determination of the amount of allowances and impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class.  Such evaluations and assessments are revised as conditions change and new information becomes available.  Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.  There can be no assurance that our management has accurately assessed the level of impairments taken and allowances reflected in our financial statements.  Furthermore, additional impairments may need to be taken or allowances provided for in the future.  Historical trends may not be indicative of future impairments or allowances.

For example, the cost of our fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made.  The assessment of whether impairments have occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value.  In evaluating whether a decline in value is other-than-temporary, we consider several factors including, but not limited to: 1) our ability and intent to hold the security for a sufficient period of time to allow for a recovery in value; 2) the cause of the decline; 3) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer; and 4) severity of the decline in value.

Additionally, our management considers a wide range of factors about the security issuer and uses their best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for recovery.  Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.  Another key factor in whether determining an other-than-temporary impairment has occurred is our “intent or ability to hold to recovery or maturity.”  In the event that we determine that we do not have the intent or ability to hold to recovery or maturity, we are required to write down the security.  A write-down is necessary even in situations where the unrealized loss is not due to an underlying credit issue, but may be solely related to the impact of changes in interest rates on the fair value of the security.  Where such analysis results in a conclusion that declines in fair values are other-than-temporary, the security is written down to fair value.

Our gross unrealized losses on fixed maturity securities available-for-sale at September 30, 2008, were $4.8 billion pre-tax and the component of gross unrealized losses for securities trading down 20% or more for six months is approximately $2.4 billion pre-tax.  Related to our unrealized losses we establish deferred tax assets for the tax benefit we may receive in the event that losses are realized.  The realization of significant realized losses could result in an inability to recover the tax benefits and may result in the establishment of valuation allowances against our deferred tax assets.  Realized losses or impairments may have a material adverse impact on our results of operation and financial position.

A downgrade in our financial strength or credit ratings could limit our ability to market products, increase the number or value of policies being surrendered and/or hurt our relationships with creditors.

Nationally recognized rating agencies rate the financial strength of our principal insurance subsidiaries and rate our debt.  Ratings are not recommendations to buy our securities.  Each of the rating agencies reviews its ratings periodically, and our current ratings may not be maintained in the future.  Please see “Item 1. Business - Ratings” in LNC’s Annual Report on Form 10-K for the year ended December 31, 2007 (as may be updated in subsequent periodic and current reports filed with the SEC and incorporated herein by reference) for a complete description of our ratings.

Our financial strength ratings, which are intended to measure our ability to meet contract holder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness.  A downgrade of the financial strength rating of one of our principal insurance subsidiaries could affect our competitive position in the insurance industry and make it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings.  This could lead to a decrease in fees as outflows of assets increase, and therefore, result in lower fee income.  Furthermore, sales of assets to meet customer withdrawal demands could also result in losses, depending on market conditions.  The interest rates we pay on our borrowings are largely dependent on our credit ratings.  A downgrade of our debt ratings could affect our ability to raise additional debt, including bank lines of credit, with terms and conditions similar to our current debt, and accordingly, likely increase our cost of capital.  In addition, a downgrade of these  ratings could make it more difficult to raise capital to refinance any maturing debt obligations, to support business growth at our insurance subsidiaries and to maintain or improve the current financial strength ratings of our principal insurance subsidiaries described above.

Our businesses are heavily regulated and changes in regulation may reduce our profitability.

Our insurance subsidiaries are subject to extensive supervision and regulation in the states in which we do business.  The supervision and regulation relate to numerous aspects of our business and financial condition.  The primary purpose of the supervision and regulation is the protection of our insurance contract holders, and not our investors.  The extent of regulation varies, but generally is governed by state statutes.  These statutes delegate regulatory, supervisory and administrative authority to state insurance departments.  This system of supervision and regulation covers, among other things:

•	Standards of minimum capital requirements and solvency, including risk-based capital measurements;
•	Restrictions of certain transactions between our insurance subsidiaries and their affiliates;
•	Restrictions on the nature, quality and concentration of investments;
•	Restrictions on the types of terms and conditions that we can include in the insurance policies offered by our primary insurance operations;
•	Limitations on the amount of dividends that insurance subsidiaries can pay;
•	The existence and licensing status of the company under circumstances where it is not writing new or renewal business;
•	Certain required methods of accounting;
•	Reserves for unearned premiums, losses and other purposes; and
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Assignment of residual market business and potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors – the amount of statutory income or losses generated by our insurance subsidiaries (which itself is sensitive to equity market and credit market conditions), the amount of additional capital our insurance subsidiaries must hold to support business growth, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio, the value of certain derivative instruments that do not get hedge accounting, changes in interest rates and foreign currency exchange rates, as well as changes to the NAIC RBC formulas.  Most of these factors are outside of our control.  LNC’s credit ratings are significantly influenced by the statutory surplus amounts and RBC ratios of our insurance company subsidiaries.  In addition, rating agencies may implement changes to their internal models that have the effect of increasing or decreasing the amount of statutory capital we must hold in order to maintain our current ratings.  In addition, in extreme scenarios of equity market declines, the amount of additional statutory reserves that we are required to hold for our variable annuity guarantees increases at a greater than linear rate.  This reduces the statutory surplus used in calculating our RBC ratios.  To the extent that our statutory capital resources are deemed to be insufficient to maintain a particular rating by one or more rating agencies, we may seek to raise additional capital.  On November 14, 2008, we filed an application with the Office of Thrift Supervision to become a savings and loan holding company and filed an application with the Treasury to participate in the CPP.  However, there can be no assurance we will be approved as a savings and loan holding company or to participate in the CPP. If we were not to raise additional capital, either at our discretion or because we were unable to do so, our financial strength and credit ratings might be downgraded by one or more rating agencies.  See “A downgrade in our financial strength or credit ratings could limit our ability to market products, increase the number or value of policies being surrendered and/or hurt our relationships with creditors.” above.

We may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations, which may change from time to time.  Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals.  If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or impose substantial fines.  Further, insurance regulatory authorities have relatively broad discretion to issue orders of supervision, which permit such authorities to supervise the business and operations of an insurance company.  As of 2008, no state insurance regulatory authority had imposed on us any substantial fines or revoked or suspended any of our licenses to conduct insurance business in any state or issued an order of supervision with respect to our insurance subsidiaries, which would have a material adverse effect on our results of operations or financial condition.

In addition, LFN and LFD, as well as our variable annuities and variable life insurance products, are subject to regulation and supervision by the SEC and FINRA.  Our Investment Management segment, like other investment management companies, is subject to regulation and supervision by the SEC, FINRA, the Municipal Securities Rulemaking Board, the Pennsylvania Department of Banking and jurisdictions of the states, territories and foreign countries in which they are licensed to do business.  Lincoln UK is subject to regulation by the FSA in the U.K.  These laws and regulations generally grant supervisory agencies and self-regulatory organizations broad administrative powers, including the power to limit or restrict the subsidiaries from carrying on their businesses in the event that they fail to comply with such laws and regulations.  Finally, our radio operations require a license, subject to periodic renewal, from the Federal Communications Commission to operate.  While management considers the likelihood of a failure to renew remote, any station that fails to receive renewal would be forced to cease operations.

Many of the foregoing regulatory or governmental bodies have the authority to review our products and business practices and those of our agents and employees.  In recent years, there has been increased scrutiny of our businesses by these bodies, which has included more extensive examinations, regular “sweep” inquiries and more detailed review of disclosure documents.  These regulatory or governmental bodies may bring regulatory or other legal actions against us if, in their view, our practices, or those of our agents or employees, are improper.  These actions can result in substantial fines, penalties or prohibitions or restrictions on our business activities and could have a material adverse effect on our business, results of operations or financial condition.

Our reserves for future policy benefits and claims related to our current and future business as well as businesses we may acquire in the future may prove to be inadequate.

Our reserves for future policy benefits and claims may prove to be inadequate.  We establish and carry, as a liability, reserves based on estimates of how much we will need to pay for future benefits and claims.  For our life insurance and annuity products, we calculate these reserves based on many assumptions and estimates, including estimated premiums we will receive over the assumed life of the policy, the timing of the event covered by the insurance policy, the lapse rate of the policies, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums we receive.  The assumptions and estimates we use in connection with establishing and carrying our reserves are inherently uncertain.  Accordingly, we cannot determine with precision the ultimate amounts that we will pay, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level we assume prior to payment of benefits or claims.  If our actual experience is different from our assumptions or estimates, our reserves may prove to be inadequate in relation to our estimated future benefits and claims.  As a result, we would incur a charge to our earnings in the quarter in which we increase our reserves.

A drop in the rankings of the mutual funds that we manage as well as a loss of key portfolio managers could result in lower advisory fees.

While mutual funds are not rated, per se, many industry periodicals and services, such as Lipper, provide rankings of mutual fund performance.  These rankings often have an impact on the decisions of customers regarding which mutual funds to invest in.  If the rankings of the mutual funds for which we provide advisory services decrease materially, the funds’ assets may decrease as customers leave for funds with higher performance rankings.  Similarly, a loss of our key portfolio managers who manage mutual fund investments could result in poorer fund performance, as well as customers leaving these mutual funds for new mutual funds managed by the portfolio managers.  Any loss of fund assets would decrease the advisory fees that we earn from such mutual funds, which are generally tied to the amount of fund assets and performance.  This would have an adverse effect on our results of operations.

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are subject to the application of GAAP, which is periodically revised and/or expanded.  Accordingly, from time to time we are required to adopt new or revised accounting standards or guidance issued by recognized authoritative bodies, including the Financial Accounting Standards Board.  It is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our financial condition and results of operations.

Legal and regulatory actions are inherent in our businesses and could result in financial losses or harm our businesses.

Federal and state regulators continue to focus on issues relating to variable insurance products, including suitability and replacements and sales to seniors.  Like others in the industry, we have received inquiries including requests for information regarding sales to seniors from FINRA.  We are in the process of responding to these inquiries.  We continue to cooperate fully with such authority.  In addition, we are, and in the future may be, subject to legal actions in the ordinary course of our insurance and investment management operations, both domestically and internationally.  Pending legal actions include proceedings relating to aspects of our businesses and operations that are specific to us and proceedings that are typical of the businesses in which we operate.  Some of these proceedings have been brought on behalf of various alleged classes of complainants.  In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.  Substantial legal liability in these or future legal or regulatory actions could have a material financial effect or cause significant harm to our reputation, which in turn could materially harm our business prospects.  For more information on pending material legal proceedings, see “Item 3. Legal Proceedings” in LNC’s Annual Report on Form 10-K for the year ended December 31, 2007 (as may be updated in subsequent periodic and current reports filed with the SEC and incorporated herein by reference) for a description of our reportable litigation.

Changes in U.S. federal income tax law could make some of our products less attractive to consumers and increase our tax costs.

The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and the Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JGTRRA”) contain provisions that have and will (in the absence of any further legislation) continue, near term, to significantly lower individual tax rates.  These may have the effect of reducing the benefits of deferral on the build-up of value of annuities and life insurance products.  EGTRRA also includes provisions that will eliminate, over time, the estate, gift and generation-skipping taxes and partially eliminate the step-up in basis rule applicable to property held in a decedent’s estate.  Many of these provisions expire in 2010, unless extended.  The Bush Administration continues to propose that many of the foregoing rate reductions, as well as elimination of the estate tax, be made permanent, and continues to propose several tax-favored savings initiatives, that, if enacted by Congress, could also adversely affect the sale of our annuity, life and tax-qualified retirement products and increase the surrender of such products.  Although we cannot predict the overall effect on the sales of our products of the tax law changes included in these Acts, some of these changes might hinder our sales and result in the increased surrender of insurance products.

In addition, changes to the Internal Revenue Code, administrative rulings or court decisions could increase our effective tax rate.  In this regard, on August 16, 2007, the Internal Revenue Service (“IRS”) issued a revenue ruling which purports, among other things, to modify the calculation of separate account deduction for dividends received by life insurance companies.  Subsequently, the IRS issued another revenue ruling that suspended the August 16, 2007 ruling and announced a new regulation project on the issue.  The current separate account deduction for dividends calculation lowered the effective tax rate by approximately 4% for the year ended December 31, 2007.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could negatively affect our businesses or result in losses.

We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future.  Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective.  Many of our methods of managing risk and exposures are based upon our use of observed historical market behavior or statistics based on historical models.  As a result, these methods may not predict future exposures, which could be significantly greater than the historical measures indicate, such as the risk of pandemics causing a large number of deaths.  Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.  Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

Because we are a holding company with no direct operations, the inability of our subsidiaries to pay dividends to us in sufficient amounts would harm our ability to meet our obligations.

We are a holding company and we have no direct operations.  Our principal asset is the capital stock of our insurance and investment management subsidiaries.

Our ability to meet our obligations for payment of interest and principal on outstanding debt obligations and to pay dividends to shareholders and corporate expenses depends upon the surplus and earnings of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us.  Payments of dividends and advances or repayment of funds to us by our insurance subsidiaries are restricted by the applicable laws of their respective jurisdictions, including laws establishing minimum solvency and liquidity thresholds.  Changes in these laws can constrain the ability of our subsidiaries to pay dividends or to advance or repay funds to us in sufficient amounts and at times necessary to meet our debt obligations and corporate expenses.

We face a risk of non-collectibility of reinsurance, which could materially affect our results of operations.

We follow the insurance practice of reinsuring with other insurance and reinsurance companies a portion of the risks under the policies written by our insurance subsidiaries (known as ceding).  As of December 31, 2007, we have ceded approximately $351 billion of life insurance in-force to reinsurers for reinsurance protection.  Although reinsurance does not discharge our subsidiaries from their primary obligation to pay contract holders for losses insured under the policies we issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk.  As of December 31, 2007, we had $8.2 billion of reinsurance receivables from reinsurers for paid and unpaid losses, for which they are obligated to reimburse us under our reinsurance contracts.  Of this amount, $4.3 billion relates to the sale of our reinsurance business to Swiss Re in 2001 through an indemnity reinsurance agreement.  Swiss Re has funded a trust to support this business.  The balance in the trust changes as a result of ongoing reinsurance activity and was $1.8 billion as of December 31, 2007.  In addition, should Swiss Re’s financial strength ratings drop below either S&P AA- or A.M. Best A or their NAIC risk based capital ratio fall below 250%, assets equal to the reserves supporting business reinsured must be placed into a trust according to pre-established asset quality guidelines.  Furthermore, approximately $2.1 billion of the Swiss Re treaties are funds-withheld structures where we have a right of offset on assets backing the reinsurance receivables.

Included in the business sold to Swiss Re through indemnity reinsurance in 2001 was disability income business.  Swiss Re is disputing its obligation to pay approximately $47 million of reinsurance recoverables on this disability income business.  We are currently arbitrating this dispute with Swiss Re.  Although the outcome of the arbitration is uncertain, we currently believe that it is probable that we will ultimately collect the full amount of the reinsurance recoverable from Swiss Re and that Swiss Re will ultimately remain at risk on all of its obligations on the disability income business that it acquired from us in 2001.  In addition, we are disputing with Swiss Re the contractual terms for interest crediting rates under two funds withheld reinsurance arrangements.  One of these disputed arrangements is part of the current arbitration, and any action on the other disputed arrangement is pending the decision of the current arbitration results.  Our estimate of the maximum loss exposure on these open matters is $45 million (pre-tax) as of September 30, 2008.  Although the outcome of these open disputes is uncertain, we currently believe that the ultimate resolution will not result in a material financial impact to us.

During the third quarter of 2006, one of LNL’s reinsurers, Scottish Re Group Ltd (“Scottish Re”), received rating downgrades from various rating agencies.  As of December 31, 2007, of the $800 million of fixed annuity business that LNL reinsures with Scottish Re, approximately 71% is reinsured through the use of Modco treaties, in which LNL possesses the investments that support the reserves ceded to Scottish Re.  For its annuity business ceded on a coinsurance basis, Scottish Re had previously established an irrevocable investment trust for the benefit of LNL that supports the reserves.  In addition to fixed annuities, LNL has approximately $108 million of policy liabilities on the life insurance business it reinsures with Scottish Re.  Scottish Re continues to perform under its contractual responsibilities to LNL.

The balance of the reinsurance is due from a diverse group of reinsurers.  The collectibility of reinsurance is largely a function of the solvency of the individual reinsurers.  We perform annual credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business.  We also require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions.  Despite these measures, a reinsurer’s insolvency, inability or unwillingness to make payments under the terms of a reinsurance contract, especially Swiss Re, could have a material adverse effect on our results of operations and financial condition.

Significant adverse mortality experience may result in the loss of, or higher prices for, reinsurance.

We reinsure a significant amount of the mortality risk on fully underwritten newly issued, individual life insurance contracts.  We regularly review retention limits for continued appropriateness and they may be changed in the future.  If we were to experience adverse mortality or morbidity experience, a significant portion of that would be reimbursed by our reinsurers.  Prolonged or severe adverse mortality or morbidity experience could result in increased reinsurance costs, and ultimately, reinsurers not willing to offer coverage.  If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would either have to be willing to accept an increase in our net exposures or revise our pricing to reflect higher reinsurance premiums.  If this were to occur, we may be exposed to reduced profitability and cash flow strain or we may not be able to price new business at competitive rates.

Catastrophes may adversely impact liabilities for contract holder claims and the availability of reinsurance.

Our insurance operations are exposed to the risk of catastrophic mortality, such as a pandemic, an act of terrorism or other event that causes a large number of deaths or injuries.  Significant influenza pandemics have occurred three times in the last century, but the likelihood, timing, or the severity of a future pandemic cannot be predicted.  In our group insurance operations, a localized event that affects the workplace of one or more of our group insurance customers could cause a significant loss due to mortality or morbidity claims.  These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event.  Pandemics, hurricanes, earthquakes and man-made catastrophes, including terrorism, may produce significant damage in larger areas, especially those that are heavily populated.  Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition.  Also, catastrophic events could harm the financial condition of our reinsurers and thereby increase the probability of default on reinsurance recoveries.  Accordingly, our ability to write new business could also be affected.

Consistent with industry practice and accounting standards, we establish liabilities for claims arising from a catastrophe only after assessing the probable losses arising from the event.  We cannot be certain that the liabilities we have established will be adequate to cover actual claim liabilities, and a catastrophic event or multiple catastrophic events could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to attract and retain sales representatives and other employees, particularly financial advisors.

We compete to attract and retain financial advisors, wholesalers, portfolio managers and other employees, as well as independent distributors of our products.  Intense competition exists for persons and independent distributors with demonstrated ability.  We compete with other financial institutions primarily on the basis of our products, compensation, support services and financial position.  Sales in our businesses and our results of operations and financial condition could be materially adversely affected if we are unsuccessful in attracting and retaining financial advisors, wholesalers, portfolio managers and other employees, as well as independent distributors of our products.

Our sales representatives are not captive and may sell products of our competitors.

We sell our annuity and life insurance products through independent sales representatives.  These representatives are not captive, which means they may also sell our competitors’ products.  If our competitors offer products that are more attractive than ours, or pay higher commission rates to the sales representatives than we do, these representatives may concentrate their efforts in selling our competitors’ products instead of ours.

Intense competition could negatively affect our ability to maintain or increase our profitability.

Our businesses are intensely competitive.  We compete based on a number of factors including name recognition, service, the quality of investment advice, investment performance, product features, price, perceived financial strength, claims-paying and credit ratings.  Our competitors include insurers, broker-dealers, financial advisors, asset managers and other financial institutions.  A number of our business units face competitors that have greater market share, offer a broader range of products or have higher financial strength or credit ratings than we do.

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry resulting in increased competition from large, well-capitalized financial services firms.  Many of these firms also have been able to increase their distribution systems through mergers or contractual arrangements.  Furthermore, larger competitors may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively.  We expect consolidation to continue and perhaps accelerate in the future, thereby increasing competitive pressure on us.

Anti-takeover provisions could delay, deter or prevent our change in control even if the change in control would be beneficial to LNC shareholders.

We are an Indiana corporation subject to Indiana state law.  Certain provisions of Indiana law could interfere with or restrict takeover bids or other change in control events affecting us.  Also, provisions in our articles of incorporation, bylaws and other agreements to which we are a party could delay, deter or prevent our change in control, even if a change in control would be beneficial to shareholders.  In addition, under Indiana law, directors may, in considering the best interests of a corporation, consider the effects of any action on stockholders, employees, suppliers and customers of the corporation and the communities in which offices and other facilities are located, and other factors the directors consider pertinent.  One statutory provision prohibits, except under specified circumstances, LNC from engaging in any business combination with any shareholder who owns 10% or more of our Common Stock (which shareholder, under the statute, would be considered an “interested shareholder”) for a period of five years following the time that such shareholder became an interested shareholder, unless such business combination is approved by the board of directors prior to such person becoming an interested shareholder.  In addition, our articles of incorporation contain a provision requiring holders of at least three-fourths of our voting shares then outstanding and entitled to vote at an election of directors, voting together, to approve a transaction with an interested shareholder rather than the simple majority required under Indiana law.

In addition to the anti-takeover provisions of Indiana law, there are other factors that may delay, deter or prevent our change in control.  As an insurance holding company, we are regulated as an insurance holding company and are subject to the insurance holding company acts of the states in which our insurance company subsidiaries are domiciled.  The insurance holding company acts and regulations restrict the ability of any person to obtain control of an insurance company without prior regulatory approval.  Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company, or an insurance holding company which controls an insurance company, or merge with such a holding company, if as a result of such transaction such person would “control” the insurance holding company or insurance company.  “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

I.           PLAN OVERVIEW

The purpose of the Plan is to recognize the services provided by certain highly successful agents.

Here is a summary of the Plan’s key features (capitalized terms are defined below):

✓
Each year, you may elect to defer receipt of up to 70 percent of your Pensionable Earnings into this Plan.  Because the money you defer is contributed before the imposition of federal income taxes, your contributions to the Plan are referred to as your Pre-Tax Deferrals.  You must make your election to contribute Pensionable Earnings earned during a calendar year before January 1st of that year.

✓
The investment performance of your Pre-Tax Deferrals will depend upon the performance of the Investment Options that you select for the investment of your Pre-Tax Contributions. Your Company Basic Match contributions and any Company Discretionary Match contributions, and any Special Credit(s) (together, “Company Contributions”) will be invested in a similar fashion.  The Investment Options available under the Plan are described in the Investment Supplement in Section K, beginning on page 34 below.

✓
Your Account balance is generally 100% vested at all times (unless you have a special arrangement with other terms), although you may forfeit Company Contributions (and any earnings attributable to Company Contributions) in cases where you are involuntarily terminated for Cause. Your Account balance is comprised of your Pre-Tax Deferrals, Company Contributions, and any earnings/(losses) due to investment performance.

✓
You may not transfer any amounts credited to the LNC Stock Unit Fund into any other Investment Option.  Amounts credited or contributed to the LNC Stock Unit Fund may only be transferred out or redeemed through a distribution of your account, as described in Section F.

✓	You must elect for your Pre-Tax Deferrals to begin effective January 1st of a Plan year. The “Delayed Deferral” option has been discontinued due to changes in the tax laws.

✓
You may be eligible to receive a Company Basic Match contribution on certain Pre-Tax Deferrals that you make to this Plan.  The Company Basic Match contribution is $0.50 for every dollar you contribute, up to six-percent of the Pensionable Earnings that you elect to defer (e.g., up to 3% of Pensionable Earnings).

✓
You may also be eligible to receive a Company Discretionary Match contribution with respect to certain Pre-Tax Deferrals if we decide to make one for a particular Plan year.  The Company Discretionary Match contribution may range in amount from $ .01 to $1.00.

✓
The investment performance of your Account will depend upon the performance of the Investment Options that you select from the Plan’s menu of available Investment Options.  Your Account will not actually be invested in those Investment Options.  Instead, the performance of the Investment Options will be used solely as a measure to calculate the value of your Plan Account, and eventual benefit.  This is sometimes referred to as “phantom” or “notional” investing.

The JOBS Act changed the rules for making elections to defer compensation, and for making distribution elections, generally making the rules more restrictive.  With the exception of the “haircut rule” described on page 27, all of the rules for making deferral and distribution elections described in Sections B and F apply to all non-qualified amounts accrued before and after the effective date of the JOBS Act (January 1, 2005).  Your entire Plan benefit is subject to the JOBS Act rules – there is no “grandfathering” of benefits deferred or contributed prior to January 1, 2005 – with the exception of the haircut rule, which was preserved with respect to amounts deferred or contributed on or before December 31, 2004.

The Plan is referred to as a “non-qualified” plan because it is not tax-qualified under section 401 of the Code. Unlike benefits in the “qualified” 401(k) Plan, benefits under this non-qualified Plan are not protected against our insolvency.  If we become insolvent, you would have no rights greater than our other general unsecured creditors have to our assets. As a result, your Account balance would not be guaranteed if we became insolvent.

This Prospectus Supplement is intended to serve as a summary of Plan features and does not detail every possible combination of circumstances that could affect your participation in the Plan or your Account balance. The Plan Document is the legal document regarding your benefits and is the primary resource for all Plan questions.  In the event of any discrepancies between this Prospectus Supplement and the legal document, the Plan Document will govern.

II.           DEFINITIONS

Account.  The term “Account” refers to the separate deferred compensation account that we have established in your name.  Each Account is a bookkeeping device only, established for the sole purpose of crediting and tracking notional contributions (and any earnings/losses thereon) credited to the various Investment Options available under the Plan.  We may establish various sub-accounts within your Account for the purpose of tracking the amounts credited to the various notional Investment Options you have chosen, for tracking Pre-Tax Deferrals and Company Contribution amounts, investment earnings/losses, and for other administrative purposes.

Benefits Administrator.  The Benefits Administrator is the Plan’s fiduciary and plan administrator.

The Benefits Administrator is the Vice President of Benefits and Human Resources Administrative Services.  The Benefits Administrator is responsible for the day-to-day administration of this Plan and the authority to make administrative decisions and to interpret the Plan.

Cause.  In the context of a termination for “Cause,” and as determined by the Benefits Administrator in its sole discretion, Cause shall mean:  (1) your conviction for a felony, or other fraudulent or willful misconduct that is materially and demonstrably injurious to the business or reputation of LNC, or (2) the willful and continued failure to substantially perform your duties with LNC or a subsidiary (other than a failure resulting from your incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to your or your manager which specifically identifies the manner in which the manager believes that you have not substantially performed your duties.

Code.  The Internal Revenue Code of 1986, as amended.

Company Basic Match.  The Company Basic Match is a “guaranteed” match made on a bi-weekly payroll basis equal to $0.50 of every dollar of Pensionable Earnings contributed to this Plan, up to a maximum of 6% of Pensionable Earnings, to the extent such dollar cannot be contributed to the LNL Agents’ Savings & Profit-Sharing Plan (“LNL 401(k)”) due to IRS limits.

Company Contributions.  Company Contributions include any Company Basic Match contribution, Company Discretionary Match contribution, or any Special Credit contributed by LNC to your Account.

Company Discretionary Match.  The Discretionary Match contribution is made entirely at our discretion, and in some years may not be made at all.  The amount of the Company Discretionary Match for a particular Plan year is based on pre-set performance criteria, the satisfaction of which must be approved by our Board of Directors before the Company Discretionary Match can be credited to you.  Even if pre-set performance criteria are met, the Board reserves the discretion not to pay a Company Discretionary Match contribution for a particular year.

Disability.  You will be considered disabled if you meet the definition of “disability” contained in the Social Security Act, or you have been receiving income replacement benefits for a period of at least three months under one of LNC’s accident or health plans by reason of a medically determinable physical or mental impairment which can be expected to result in death or last for a continuous period of at least 12 months.

Earnings.  Earnings are defined as Pensionable Earnings plus commissions on contract renewals paid to you during the Plan Year from the sale of LNL and LNY life insurance and annuity products while you have a contract with us.

Investment Options.  The term “Investment Options” refers to the menu of investment options available under the Plan for you to invest on a notional or “phantom” basis.  A description of each Investment Option is included in this Prospectus Supplement below.  We reserve the right to add or remove an Investment Option from the Plan at any time and from time to time.

Key Employees.  Key Employees are defined under section 416(i) of the Code (the “top heavy” rules), and would include up to 50 of the highest paid officers of LNC.  Under no circumstances may a payment under this Plan be made to a Key Employee within the first six months following the Key Employee's Separation from Service.  Although it is unlikely that a Key Employee would participate in this Plan, or have a balance credited to an Account under this Plan, a determination of whether you are a Key Employee or not shall be made solely in the discretion of the Benefits Administrator, and in compliance with Code section 409A and any regulations promulgated thereunder.

LNL.  LNL refers to The Lincoln National Life Insurance Company.

LNY.  LNY refers to Lincoln National Life and Annuity Company of New York.

Nolan.  Nolan refers to Nolan Financial Group, the Plan’s recordkeeper and third-party administrator.

Open Window Periods.  Open Window Periods generally commence on the later of (a) the second business day after our quarterly earnings release, or (b) the first business day after the quarterly investors conference and end on the fifteenth day of the last month of the quarter, unless we determine otherwise. If such fifteenth day is not a day on which trading occurs on the New York Stock Exchange, the window period shall end on the business day immediately preceding such day.

Pensionable Earnings.  Pensionable Earnings may be deferred by you into the Plan, subject to certain limits, as described in Section B, below.  Pensionable Earnings are defined as gross first year life insurance commissions plus gross first year annuity commissions paid to you during the Plan Year from the sale of LNL or LNY products while you have a contract with us.  By “gross” we mean before taxes and any deferrals into the LNL 401(k) Plan that you may elect.  Pensionable Earnings do not include commissions on contract renewals.

Pre-Tax Deferrals.  Pre-tax Deferrals are the amount of Pensionable Earnings that you have elected to contribute to this Plan in accordance with the enrollment and/or election procedures established by the Benefits Administrator.

Separation from Service.  The Benefits Administrator shall determine whether you have experienced a Separation from Service from LNC; such determination will be consistent with the definition of “separation from service” provided in Code section 409A and in any regulations promulgated thereunder.

Special Credit.  We may credit your Account with a special employer credit at any time during a Plan year.  Special Credits may have special forfeiture, vesting, or other restrictions or conditions associated with them, as determined by the Benefits Administrator.

Stock Units.  “Stock Units” refers to “phantom” units of the Lincoln National Corporation common stock fund offered to employees in the Lincoln National Corporation Employees’ Savings & Retirement Plan (“LNC Employees’ 401(k) Plan”).  You may direct Nolan to contribute all or a portion of your Pre-Tax Deferrals and Company Contributions into the Plan’s Stock Unit Account.  However, amounts invested in Stock Units may not be redeemed or transferred out of the Stock Unit Account until your Plan Account is distributed to you.

Units.  “Units” means “phantom” or hypothetical shares of the Investment Options available under this Plan, excluding the Stock Units.  Units will be notionally credited to your Account pursuant to your investment directions on file with Nolan.

III.           PLAN DESCRIPTION

A.           Eligibility & Participation

This Plan is being offered to select sales agents of Lincoln National Corporation and its affiliates.  You will be eligible to participate in the Plan if your Earnings during the prior calendar year were at least $100,000, and you are classified as a full-time life insurance salesperson under the Federal Insurance Contributions Act.  You must have also entered into an AG2K contract with LNL or a NYAG contract with LNY.

Effective July 1, 2005, experienced subsidy agents of LNL became eligible to participate in this Plan, provided they also met the threshold Earnings requirement of $100,000.  District Agency Network Agents (DANs) and Agency Building General Agency Agents (ABGAs) are not eligible to participate in this Plan.

B.           Deferral Provisions – Your Contributions to the Plan

You will not be eligible to make a deferral for a Plan year if you do not meet the eligibility requirements described in Section A above.

If you are eligible to participate, you may commence participation by making an irrevocable election to defer up to 70% of your Pensionable Earnings into this Plan, such election to become effective beginning on January 1st of the next calendar year.  You may make a valid election by complying with the administrative procedures governing elections established from time to time by the Benefits Administrator.  You must make your election within the time frame established by the Benefits Administrator, but in no event later than December 31st of the year prior to the year in which your Pensionable Earnings are earned.

You are not required to defer any part of your Pensionable Earnings into this Plan; however, if you do not elect to defer at least 6% of your Pensionable Earnings, you may not receive the full amount of Company Basic Match and any Company Discretionary Match contribution that you would otherwise be eligible to receive.

C.           Company Contributions to the Plan

General.  During 2008, any amount of Pensionable Earnings that you defer into the Plan (“Pre-Tax Contributions”) after you have earned a threshold amount of $175,000 in Earnings (Pensionable Earnings plus commissions on contract renewals for life insurance and annuity products written by you for LNL and LNY) will be eligible for Company Basic and any Company Discretionary Matches.  While your deferrals in the LNL 401(k) Plan may be matched until you have reached the IRS annual compensation limit ($230,000 in Earnings for 2008), your Pre-Tax Deferrals in this Plan will be matched only after your Earnings exceed $175,000.  In other words, you will not receive any match under this Plan before your Earnings have exceeded the $175,000 threshold amount.

Beginning on January 1, 2009, the threshold amount of Earnings you must earn before your Pre-Tax Deferrals will receive any Company Basic or Company Discretionary Matches will increase to $245,000.  On the other hand, your deferrals in the LNL 401(k) Plan will NOT be matched once you have reached the IRS annual compensation limit ($245,000 in Earnings for 2009).

Company Basic Match.  You will be eligible to receive a Company Basic Match contribution on certain Pre-Tax Deferrals that you make to this Plan.  The Company Basic Match is $0.50 for every dollar you contribute that is above the $175,000 threshold, up to six-percent of the Pensionable Earnings that you elect to defer (e.g. maximum annual value = 3% of Pensionable Earnings).

Example:  Agent Jones elects to defer 7% of his Pensionable Earnings into the Plan during 2009.  His Earnings exceeded the $245,000 threshold amount on February 4, 2008.  His Company Basic Match will be determined as follows:

	(A)	(B)	(C)	1st year commissions portion of (C) (Pensionable Earnings)	Deferral %	Deferral Amount	Basic Company Match (3% of Pensionable Earnings)
Cycle Date	Gross Earnings YTD	Threshold	Difference (A) – (B)
2/04/2008	$247, 500.46	$245,000	$2,500.46	$2,500.46	7%	$175.03	$87.51
2/11/2008				4,974.80	7%	348.24	149.24
2/19/2008				3,803.29	7%	266.23	114.10
2/25/2008				208.18	7%	14.57	6.25

Your Company Basic Match contributions will be invested in accordance with the investment directions you have provided to Nolan with respect to the deferral of your Pensionable Earnings (Pre-Tax Deferrals).

Company Discretionary Match. Any Company Discretionary Match contribution that we decide to make will be invested in accordance with the investment instructions you have provided to Nolan.  The Company Discretionary Match will be credited to your Account as soon as administratively feasible after the Company’s Board of Directors approves the Discretionary Match (typically in late March or early April).  The Company Discretionary Match may range in amount from $ ..01 to $1.00.

Failure to elect to defer at least 6% of your Pensionable Earnings directly into this Plan could result in you not receiving the full amount of Company Basic Match and Company Discretionary Match contributions that you would otherwise have been entitled to receive.

Special Credits.  In addition to the Company Basic Match and Company Discretionary Match contributions described above, we may credit your Account with a special employer credit for any calendar year.  Special Credits may have a vesting schedule, or such other terms as determined by the Benefits Administrator. Special Credits should not be confused with the Company’s Basic Match or Discretionary Match contributions.

D.           Vesting

Subject to your involuntary termination for Cause, you are immediately vested in all the amounts credited to your Plan Account, unless you have a special arrangement with other terms: your Pre-Tax Deferrals, Company Basic Match contributions, any Company Discretionary Match contributions, and/or any Special Credits described above (unless the terms of the Special Credit specify otherwise) are all 100% vested and non-forfeitable.

E.           Choosing a Beneficiary

When you first enroll you will be asked to designate a beneficiary (a person or an entity such as a trust who will be entitled to receive the value of your account if you die before distribution).  You may name anyone you wish as your beneficiary.

You may, if you wish, name more than one person as beneficiary.  If you name more than one person, however, you should specify the percentage you wish paid to those persons.  Otherwise, the beneficiaries will share the account value equally.

If you do not have a beneficiary designation on file, or if your beneficiary dies before you and you have not named a contingent beneficiary, the value of your Account will be payable to your spouse, if living, and otherwise to your estate.

At any time you may change your beneficiary by filing a new designation of beneficiary form.  A Beneficiary Designation form can be obtained by contacting the Nolan Financial Group at:  (888) 907-8633.  The change will be effective on the date that you submit the form.  You must mail or fax the form to Nolan—this form cannot be submitted electronically.

F.           Distributions and Taxes

Distributable Events.  Beginning in October 2007, distributions from this Plan are permitted only upon the occurrence of the following events:

♦
The distribution date designated at the time of your deferral by electing a “Flexible Distribution Year Account” (or during the special JOBS Act election period offered by the Benefits Administrator in which you were permitted to elect new “Flexible Distribution Year Accounts”);

♦
For Company Contributions made as matching contributions to deferrals attributable to all products sold through the Lincoln Life & Annuity Company of New York, thirteen (13) months after the earliest date on which you have attained age 55 or older, and your age and years of service with LNC combined is equal to the number “70” (for example, age 55 with fifteen (15) years of service with LNC, or age 59 with eleven (11) years of service);

♦	The Plan’s default distribution date (if you failed to make a valid Flexible Distribution Year Account election) - February 5th of the calendar year in which your 65th birthday occurs;
♦	Death; or
♦	A qualifying financial hardship

You may not take a loan against the balance credited to your Account.

You may not accelerate the receipt of any assets which are deferred or contributed to your Plan accounts on or after January 1, 2005 (or any earnings allocable to such amounts).  This includes an acceleration of a distribution by forfeiting a portion of your Account as a penalty (known as a “haircut”).  For amounts deferred or contributed to your Plan accounts prior to January 1, 2005 (“grandfathered amounts”) you will still be permitted to accelerate the distribution of your accounts by taking a “haircut”.

You may, however, elect to delay or “re-defer” the distribution of your Account beyond a previously selected distribution date, subject to certain restrictions as described in more detail below.

Termination Accounts—Default Distribution Date.  Prior to 2008, you were allowed to defer Pre-Tax Deferrals (and any related Company Contributions) into a “Termination Account,” to be paid out upon the termination of your AG2K contract with LNL or LNY.  However, in order to comply with changes to the tax rules made by the JOBS Act, you were required to elect a more specific, objectively determinable distribution date with respect to assets which were credited to your Termination Account during a special election period.  We solicited elections from you during the special JOBS Act election period from August 14, 2007 to October 5, 2007, requesting that you designate a “Flexible Distribution Year” for your Termination Account assets.  A Flexible Distribution Year Account can be any calendar year beginning in 2009— it was not necessary for the

year to end in a “0” or “5”.   If you did not make an election by the deadline of October 5, 2007, any assets credited to your Termination Year Account will be paid to you on the Plan’s Default Distribution Date. The Default Distribution Date for converted Termination Accounts is February 5th of the calendar year in which your 65th birthday occurs.  However, if your 65th birthday occurs before January 1, 2009, your Termination Account will be payable to you on February 5, 2009.  Your Account will be valued as of the close of business on February 5th or on the last business day preceding February 5th of the applicable calendar year.  Current Distribution Year Accounts were not affected by this change. Further, agents with Termination Accounts who terminated AG2K contracts between August 14, 2007 and October 5, 2007 and who did not make a special JOBS Act election during this period had their Termination Account assets paid out under the prior rules.  They were not subject to the Default Distribution Date rules.

Termination Accounts -- Default Distribution Form.  If you did not elect an alternative form of distribution for your Termination Account during the special JOBS Act election period from August 14, 2007 to October 5, 2007, your converted Termination Account will be paid to you in a lump sum distribution.  Amounts credited to your non-Stock Unit investment sub-accounts will be paid to you in cash lump sum distribution on your Distribution Date (either the year indicated by your elected Flexible Distribution Year Account, or your Default Distribution Date, as described above).  You will receive amounts credited to your Stock Unit investment sub-account in shares of LNC Stock in a lump sum (with fractional shares in cash) on your Distribution Date as well.

Flexible Distribution Year Accounts.  Beginning with the 2007 annual enrollment period (for the 2008 Plan year), you could elect to defer your Pre-Tax Deferrals into a Flexible Distribution Year Account that you designate at the time you elect to defer amounts into the Plan.  Flexible Distribution Year Accounts may be any calendar year--it is not necessary for the year to end in a “0” or “5”.  You must make this irrevocable election at the time of your deferral on your Distribution Election Form. In general, you must designate Flexible Distribution Year Accounts that are later than the calendar year immediately following the calendar year in which you make your Pre-Tax Deferral election.

Any Company Contributions made during a year will automatically be contributed to the Flexible Distribution Year Account or Distribution Year Account (as described below) that you have designated for that year’s Pre-Tax Deferrals.  Special Credits will be contributed to the Flexible Distribution Year Account or Distribution Year Account designated by the Benefits Administrator in his sole discretion.

You may have up to three (3) different Accounts at one time: any combination of three Distribution Year Accounts (elected prior to 2007), and Flexible Distribution Year Accounts.

Distribution Year Accounts.  Beginning in 2008, Distribution Year Accounts will be replaced by Flexible Distribution Year Accounts.  Prior to 2007, you may have elected to defer your Pre-Tax Deferrals into any one of the following pre-established Distribution Year Accounts: the year 2010 Account, 2015 Account, or 2020 Account – or any fifth year afterwards.  You were not permitted to designate a Distribution Year Account that was earlier than the calendar year immediately following the calendar year in which you made your Pre-Tax Deferral election. You were required to make this irrevocable election at the time of your deferral on your Distribution Election Form.

Distribution Year Accounts elected prior to 2007 will not be affected by these changes, but going forward, you will elect to make Pre-Tax Deferrals into Flexible Distribution Year Accounts.

Any Company Contributions made during a year will automatically be contributed to the Flexible Distribution Year Account(s) or Distribution Year Account(s) that you have designated for that year’s Pre-Tax

Deferrals; or, in the case of a Special Credit, to a Flexible Distribution Year Account or Distribution Year Account designated by the Benefits Administrator in his sole discretion.

You may have up to three (3) different Accounts at one time: any combination of three Distribution Year Accounts (elected prior to 2007), and Flexible Distribution Year Accounts.

Distribution Year Accounts – Default Distribution Form.   For those participating in the Plan prior to 2007, you may or may not have made an election regarding the form in which you wanted your Distribution Year Account distributed to you (e.g., lump sum, or annual installments).  In fact, you may have made separate elections for your pre-2005 and 2005 contributions.  Regardless of any of your prior elections, you were required to make an election by October 5, 2007 regarding the form of distribution for any existing Distribution Year Accounts.  You were required to make a new election as to the form of distribution for your Distribution Year Account, even if you had already made an election.  If you did not make a distribution form election by the deadline of October 5, 2007—any assets credited to your existing Distribution Year Account(s) will be paid to you in the Default Distribution Form—a lump sum.

Flexible Distribution Year & Distribution Year Accounts – Distribution Dates.  Any Pre-Tax Deferrals, plus any Company Contributions made with respect to such deferrals, plus investment earnings/losses allocable to such amounts, will be distributed to you as of February 5th of the specified distribution year.  For example, if you have a 2010 Distribution Year Account, your Distribution Date will be February 5, 2010.  Or, if you have a 2017 Flexible Distribution Year Account, your account will be distributed to you as of February 5, 2017.  Your Account will be valued as of the close of business on February 5th or on the last business day prior to February 5th.  Payment will made to you as soon as administratively practicable, but in no event later than 90 days after the valuation date.  If you have elected to defer Pre-Tax Contributions and related Company Contributions to a pre-established Flexible Distribution Year Account or Distribution Year Account with a date that is beyond the date of your Separation from Service or the date on which your AG2K contract with LNL terminates, distribution of the assets credited to such Account will start in the year specified by your Account designation—not earlier or later.

Special Rule for Company Contributions Made with respect to the Sale of NY Products.  For Company Contributions made as matching contributions to deferrals attributable to all products sold through the Lincoln Life & Annuity Company of New York, the default distribution date is thirteen (13) months after the earliest date on which you have attained age 55 or older, and your age and years of service with LNC combined is equal to the number “70” (for example, age 55 with fifteen (15) years of service with LNC, or age 59 with 11 years of service).  These NY product related Company Contributions will be paid to you in lump sum.

Alternative Distribution Forms.   If you do not wish to receive your Flexible Distribution Year Account or Distribution Year Account in a lump-sum payment (the default distribution form), you must elect one of the following alternative payment options in either an “Initial Election” or a “Secondary Election,” as described below.  The alternative distribution forms available to you are:

•	Five-year installment payments
•	Ten-year installment payments
•	Fifteen-year installment payments
•	Twenty-year installment payments

If you choose five-year installment payments, you will receive 1/5 of your total account balance the first year, 1/4 of the remaining account balance the second year, 1/3 of the remaining account balance the third year,

1/2 of the remaining account balance the fourth year and all of the remaining balance the final year.

Initial Elections.  Beginning with the 2007 annual enrollment period (pertaining to the 2008 Plan year), you will be required to elect a Flexible Distribution Year Account, and the distribution form for such Account, by completing a deferral election form at the time of your deferral  This will constitute your “Initial Election” under the Plan.  If you made a Flexible Year Distribution Account election for an existing Termination Account, or an election regarding the distribution form for amounts credited to an existing Distribution Year Account during the special JOBS Act election period from August 14, 2007 to October 5, 2007, this also constituted an Initial Election under the Plan.  Finally, if you had an existing Termination Account and you did not make a Flexible Distribution Year Account election during the special JOBS Act election period, or you did not make a distribution form election for your existing Distribution Year Account, your Account became subject to Plan’s Default Distribution Date and Default Distribution Form rules.  In this case, the default will be deemed your Initial Election.

If you are a new participant, or you are electing a new Flexible Distribution Year Account, you will be required to make a valid “Initial Election” when you complete your deferral election form.  You can do this by indicating the desired Flexible Distribution Year Account as well as the distribution form for such Account.

Secondary Elections.  Under any of the above scenarios, you will have just one additional opportunity, or “Secondary Election,” to delay your payment date by a minimum of five (5) years.  Your Secondary Election is not effective for one year—it becomes effective on the 366th day following your election.  If you choose to make a Secondary Election, you will need to make it at least 366 days prior to the date on which your account would have been paid under your Initial Election.  At this time you may also elect to change the distribution form—from a lump sum to installments or vice-versa—with a mandatory minimum five (5) year delay.

Example One:  Sue had a 2013 Flexible Distribution Year Account and her contract with LFG will end in 2013.  Sue’s Initial Election was to have her Account distributed as a lump sum payment.  Through a Secondary Election, Sue can choose to delay her payment by five (5) years to 2018 and change her form of payment distribution from lump sum to 5 annual installments.  Sue will need to submit her Secondary Election at least 366 days prior to the original date in which the account is scheduled to be valued for payment – i.e., election must be made by February 5, 2012.  If Sue does nothing, her Plan Account will be valued on February 5, 2013 and paid to her in a single lump sum within six (6) weeks of that date.

Example Two:  Glenn had a 2011 Flexible Distribution Year Account and his contract with LFG will end in 2008.  Glenn made an Initial Election to have his account distributed as installments over twenty years.  Although Glenn’s contract ended in 2008, his account will still be paid starting in 2011.  The first installment will be valued on February 5, 2011 and paid to him within six (6) weeks of that date.  The second and all remaining installments will also be valued on February 5th each subsequent year and paid to him within six (6) weeks of those dates.

Example Three:  Ron, who intends to end his contract in 2011, has a 2009 Flexible Distribution Year Account and made an Initial Election to have his account paid as a lump sum.  If Ron does nothing, his account will be valued on February 5, 2009 and paid as a lump sum to him within six (6) weeks of that date.  If Ron decides he would prefer his payment distribution to be in 5 annual installments instead of a lump sum, he must submit a Secondary Election form at least 366 days prior to the original date in which the account is scheduled to be valued for payment – i.e., election must be made by February 5, 2008.  His Secondary Election will allow him to change his payment distribution from lump sum to five annual installments; however, because this is his Secondary Election, his distribution will also be delayed by a minimum of five (5) years to 2014.  If Ron makes a valid Secondary Election to change his payment form to five annual installments starting in 2014; his Secondary Election is irrevocable and he will not have any additional opportunities to change his elections.  Ron’s first installment from his 2014 Flexible Distribution Year Account will be valued on February 5, 2014 and paid to him within six (6) weeks of his

Valuation date.  The second and all remaining installments will also be valued on February 5th each subsequent year and paid to him within six (6) weeks of those dates.

Example Four:  Emily plans to retire from LFG in 2015 at age 65 and has a 2015 Distribution Year Account with an Initial Election designating a payment form of ten annual installments.  Due to an unforeseen illness, Emily will be leaving LFG in 2008 and is wondering if she can have quicker access to her account.  Through a Secondary Election she will have the option to change her distribution from installments to a lump sum payment; however, she must defer the payment of her Distribution Year Account by a minimum of five (5) years to 2020.  She would also need to make such an election at least 366 days prior to the original date in which the account is scheduled to be valued for payment – i.e., election must be made by February 4, 2014.  If Emily does nothing, her Plan Account will be paid to her starting in 2015 as ten annual installments based on her Initial Election.  Her first payment will be valued on February 5, 2015, and paid within six (6) weeks of that date.  The second and all remaining installments will also be valued on February 5th each subsequent year and paid to her within six (6) weeks of that date.  (Note that Emily may not use her Secondary Election to accelerate payment of her account from 2015 to 2008).

Upon Death.  In the event of your death prior to the commencement of the distribution of your Account(s), your beneficiary will receive a lump sum payment that will be paid as soon as possible after your death (but in no event later than 90 days after the date of your death), regardless of any distribution form election that you may have made.  Your Account(s) will be valued as of the date of your death for distribution to your Beneficiary(ies).

In the event of your death after the distribution of your Account(s) (per your election of an “Alternative Distribution Form”—as described above) has commenced, but prior to the complete distribution of your Account balance(s) to you, your remaining Account balance(s) will continue to be paid to your Beneficiary(ies) in accordance with your elected distribution option.

Delays in Distributions.  As described in the Section above describing “Initial and Secondary Elections,” you are allowed to make a one-time, irrevocable election to delay the date on which your Account would otherwise be distributed to you by making a “Secondary Election.”  You must make a Secondary Election at least 366 days prior to the date on which your Account would have been paid under the Initial Election, and the distribution must be delayed for at least 5 additional years.

Upon a Qualifying Financial Hardship.  In the event of a qualifying financial hardship, the Benefits Administrator will direct that you be paid from your Account balance an amount in cash sufficient to meet the financial hardship.  Assets from your non-Stock Unit sub-account will be used first.  In the event that the amount needed to satisfy the hardship is greater than the value of your Stock Unit sub-account, the balance of your hardship distribution will be paid to you in shares of LNC Stock.  Hardship distributions will be permitted only if you are faced with an unforeseeable financial emergency. An unforeseeable financial emergency is defined as “severe hardship to the participant resulting from a sudden and unexpected illness or accident of the participant or a dependent of the participant, loss of the participant’s property due to casualty or other extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the participant.”  The Benefits Administrator determines if the hardship qualifies under the appropriate standards.  Please note that it is very rare that a hardship meets these stringent criteria.

Taxes.  Distributions under this Plan are taxable as ordinary income in the year that you receive them.  Income taxes will be withheld, if required, in accordance with federal, state and local income tax laws.  Because of the nature of this Plan (non-qualified), you cannot “roll over” distributions from this Plan into a qualified plan such as your IRA or another employer’s savings plan.

If your distribution includes LNC stock and you do not have a cash distribution large enough for the tax withholding, shares of stock scheduled for distribution will be sold to satisfy the tax withholding requirement, or your non-Stock Unit sub-account(s) will be debited to pay the necessary taxes, at the discretion of the Benefits Administrator.

Cash Out of Small Account Balances.   If at any time the sum of your Accounts under this Plan, aggregated with the sum of your accounts under any other account plans or programs sponsored by us that are subject to Internal Revenue Code Section 409A, is less than $15,500* you will be paid an immediate cash lump sum in all circumstances.  For example, if your Account balance is $30,000 and you elect five annual installments and the sum of your Account balance after the third installment is $12,000, you will receive a total distribution in that year and no further installments.

*The applicable dollar limit under section 402(g)(1)(B) in effect for the calendar year.

G.           Other Important Facts about the Plan

Lincoln National Corporation Securities.   This Prospectus Supplement covers $10 million of Deferred Compensation Obligations registered under this Plan.  The Deferred Compensation Obligations represent our obligations to pay deferred compensation amounts in the future to Plan participants (similar to the repayment of a debt).  Compensation deferred for a participant under the Plan is notionally credited to various Investment Options (phantom investments) selected by the Benefits Administrator that are used to value the Plan Account we establish for the participant.  Each Account is credited with earnings, gains, and losses based on these notional investment measures.

The Deferred Compensation Obligations are our unsecured and unsubordinated general obligations and rank pari passu with our other unsecured and unsubordinated indebtedness.  The Deferred Compensation Obligations are not convertible into any other security except that Account balances treated as invested in our common stock are distributed in shares of our common stock.

For information regarding distributions from the Plan, see “F.  Distribution and Taxes” above.

Unfunded Status.  This Plan is a non-qualified and unfunded benefit plan.  Unlike a qualified retirement plan, which is subject to strict funding requirements under ERISA and the Code, your Account balance is not held in trust and is therefore not protected against the claims of our general creditors in the case of our insolvency.  In the event of insolvency, the rights of any participant in the Plan (as well as the rights of his or her beneficiary or estate) to claim amounts under the Plan are solely those of an unsecured general creditor of LNC.  No trustee has been appointed to take action with respect to the Deferred Compensation Obligations.  You, and each other participant in the Plan will be responsible for enforcing your own rights with respect to the Deferred Compensation Obligations.  We may establish a “rabbi,” or grantor trust to serve as a source of funds from which we can satisfy the obligations.  If a grantor trust is established, it will not change the unfunded status of the Plan--you will continue to have no rights to any assets held by the grantor trust, except as our general creditors.  Assets of any grantor or rabbi trust will at all times be subject to the claims of our general creditors.

Amendment & Termination of the Plan.  We have the ability to amend the Plan prospectively at any time.  We also have the ability to terminate the Plan provided that you and other participants and beneficiaries receive advance notice.

No Assignment of Interests.   Your interests in this Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment.  Any attempt by any person to transfer or assign benefits under the Plan, other than a claim for benefits by a participant or his or her Beneficiary(ies), will be null and void.   Prior to the time that your Account is distributed to you, you have no rights by way of anticipation or otherwise to assign or dispose of any interest(s) under the Plan.

Plan Administrator & Plan Fiduciary.  The plan administrator and fiduciary for this Plan is the Benefits Administrator.   The Benefits Administrator shall have complete authority to take any such actions that he believes are necessary or desirable for the proper administration and operation of this Plan.  The Benefits Administrator has authority for the day-to-day operation of the Plan, and the authority to make administrative determinations and interpret the Plan (with the advice of counsel  as necessary, desirable, or appropriate).

If you disagree with any decision, action or interpretation of this Plan, you may submit in writing a full description of the disagreement to the Benefits Administrator.  Subject only to review by the Board of Directors of LNC, the decision of the Benefits Administrator in reference to any disagreement shall be final, binding, and conclusive on all parties.

As of the date of this Prospectus Supplement, any correspondence to the Benefits Administrator can be sent to:

William David, VP of Benefits and HR Administrative Services
Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA  19087-5238

H.           Participant Communications

You will receive quarterly statements that will show any activity in your Account during the past calendar quarter (your “Participant Activity Statement”), including any contributions, and dividends credited to your Account.  You will also receive a “Participant Benefit Statement” showing the opening and closing balances for your Account for each calendar quarter, broken down or itemized for each Investment Option or fund, and any deferrals or contributions, transfers, distributions or other adjustments that may have taken place during the period.  This Statement will also include your investment results for that quarter, also broken down or itemized for each Investment Option or fund.

I.           Investment Elections

Investment Directions.  You will have the opportunity to make an investment election directing the investment of your various Flexible Distribution Year Accounts into which you have allocated your deferrals and Company Contributions.  If you are deferring Pensionable Earnings into an existing account, your old investment directions will remain in place until you change them.

Any Company Matching Contributions credited to your Account(s) will be invested in the same manner that you selected for your Pensionable Earnings.  You must make a separate investment election for any other special accounts you may have.  You are limited to one investment election per account.  So, for example, if you choose to direct all your Pensionable Earnings into the same distribution account (e.g., or Termination Account or 2015 Account), only one investment election will drive the allocation of those contributions.

Nolan will deem any investment direction(s) given to them to be continuing directions until you affirmatively change them.  Any changes to your current investment directions, or transfers permitted among Investment Options, will be effective on the date the transaction is approved and processed by Nolan.

Default Investment Direction.  A failure to make an investment election for a distribution account will result in amounts credited to that account being invested in the Plan’s default investment option.  The default investment option for the Plan is the same as the Qualified Default Investment Alternative (“QDIA”) designated for the LNC Employees’ 401(k) Plan.  Currently, the QDIA is the Delaware Moderate Allocation I Fund.

Subject to Change.  LNC reserves the right to eliminate or change the Investment Options offered under the Plan at any time.  LNC is under no obligation to offer any particular investment option or to effectuate a selection by you.  Any investment election by you shall be treated as a mere expression of investment preference on your part.

J.           Trading Restrictions & Other Limitations

You may not transfer amounts credited to the LNC Stock Unit Fund into any other Investment Option.  However, you may transfer amounts credited to your Non-LNC Stock Unit Investment Options into the LNC Stock Unit Fund, or make new elections to increase your contributions into the LNC Stock Unit Account, subject to certain trading restrictions described below, and in the “Insider Trading and Confidentiality Policy” available to you on LNC’s intranet website at the following address:

http://inside.lfg.com/lfg/docs/pdf/coc/rel/itp.pdf.

Transfers from the Lincoln Stable Value account are not restricted in the same way as they are in the qualified savings plan (transfers out of the Lincoln Stable Value Account are subject to a “90-Day Equity Wash” requirement, as explained in the Investment Supplement for that plan).  However, if you were a participant in the CIGNA deferred compensation plan and made deferrals into the guaranteed fund investment option under that plan prior to 1996, those assets were credited to a special CIGNA guaranteed fund account under the Plan (the “CIGNA Account”).  You will not be permitted to transfer amounts credited to a CIGNA Account into any other Plan Investment Option.

In order to prevent market timing, excessive trading, and similar abuses, the managers of the various Investment Options may impose additional trading restrictions or redemption fees triggered by certain kinds of trades or trading activities.  The same or similar trading restrictions may be applied to your notional investments in this Plan, if, in the sole discretion of the Benefits Administrator (the Plan administrator and fiduciary), your pattern of investment is considered abusive. For mutual fund investment options, please see the relevant prospectus for information on trading restrictions or applicable redemption fees.  For collective investment trust options, please consult the relevant disclosure statements for such information.  These documents are available on Lincoln Alliance’s web site at: www.LincolnAlliance.com, or by requesting them through the Call Center: 800-234-3500.  Neither the Lincoln Stable Value Account investment option nor the LNC Stock Unit Fund is subject to any market timing or excessive trading restrictions or redemption fees.

K.           The Investment Supplement – Summary Information on the Investment Options

In General.  For recordkeeping purposes, you will have an Account established in your name.  In addition, separate investment sub-account(s) may be established within your Account, one for each Investment Option that you select, including one for “phantom” units representing the LNC Stock Fund (your “Stock Unit” sub-account).  Please note, that your “investment” in the various Investment Options offered under the Plan is notional only.  The investments are "phantom" investments, and your account(s) earnings/losses are based on “phantom” performance.  That is, your money will not actually be invested in the Investment Options you select.  However, the Plan record keeper will track investment performance as if contributions were actually invested in the Investment Options that you selected.  All contributions (yours and LNC’s), and any notional or “phantom” earnings on those contributions, will remain assets of LNC until the time distributed to you.  LNC reserves the right to change the Investment Options offered in the future.

Types of Investment Options.  The Plan’s Investment Options include the LNC Stock Unit fund, a variety of mutual funds and bank collective investment trusts, and a stable value option—the Lincoln Stable Value Account.

Collective Investment Trusts.  A collective investment trust or “CIT” is an investment fund that is similar to a mutual fund in that it invests in stocks, bonds, and other investments.  However, CITs are exempt from registration with the Securities and Exchange Commission (“SEC”) as an investment company under the Investment Company Act of 1940 (the “1940 Act”) and are therefore not subject to the same fees, expenses and regulatory requirements—or regulatory protections—as mutual funds.  Collective investment trusts may only hold the assets of qualified retirement and government plans, including 401(k) plans, Taft-Hartley plans, profit sharing and cash balance plans, and governmental 457 plans.  An investor in a CIT holds a “unit” of the trust.  This investment is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency, or entitled to the protections of the 1940 Act.

In addition to the quoted net expense ratios, other expenses, including legal, auditing, custody service and tax form preparation, investment and reinvestment expenses may apply with respect to your CIT investment.  The CITs offered by the Plan are maintained by AST Capital Trust Company of Delaware, a Delaware state chartered trust company.  AST is an independent trust company and is not an affiliate of Lincoln Financial Group.  AST is a wholly owned subsidiary of Wilmington Trust Company.

Participation or investment in a CIT is governed by the terms of the trust and participation materials.  An investor should carefully consider the investment objectives, risks, and charges and expenses of the CIT before investing.  The disclosure statement for each CIT contains this and other important information and should be read carefully before investing or sending money. For disclosure statements, please contact LRSC’s Call Center at: 800-234-3500, or visit its web site at: www.LincolnAlliance.com.

Mutual Funds.   Mutual funds invest in stocks and bonds and other investments and are registered with the SEC as an investment company under the 1940 Act.  Investors in a mutual fund are “shareholders” in a fund with all of the rights and protections provided by the 1940 Act.  With respect to a mutual fund investment option, an investor should carefully consider the investment objectives, risks, charges and expenses of the investment company before investing.  The prospectus for the mutual fund contains this and other important information and should be read carefully before investing or sending money.  For prospectuses, please contact LRSC’s Call Center at: 800-234-3500, or visit its web site at: www.LincolnAlliance.com.

Insurance Products.  The Lincoln Stable Value Fund is a fixed annuity issued by The Lincoln National Life Insurance Company, Fort Wayne, IN, 46802, on Form 28866-SV and state variations thereof. Guarantees are based upon the claims-paying ability of the issuer.  Contributions received in any quarter will earn interest at the portfolio rate in effect for the quarter, with a minimum guaranteed interest rate.

Employer Securities.  The primary purpose of the LNC Stock Unit Fund is to allow you to invest in the securities of your employer, LNC.  The LNC Stock Unit Fund is a unitized fund.  A unit of the fund represents a pro-rata portion of all of the securities (shares of LNC common stock) held by the fund, as well as a pro-rata portion of any cash or money market investment held by the Fund for liquidity purposes.  The cash or money market units are used to execute daily transactions, thus avoiding the need for the manager to sell shares of stock on the open market and wait to receive the cash proceeds from the sale to satisfy a participants’ transfer or redemption transaction.  The value of a unit of the LNC Stock Unit Fund is calculated each day by dividing the current value of all LNC common stock in the LNC Stock Fund invested in by participants of the LNC Employees’ 401(k) Plan, plus any cash or money market investment, by the total number of units allocated to participant investors.  Currently, this Fund holds units of a money market account rather than actual cash to satisfy liquidity needs.

 For a description of the risks associated with investment in LNC, please refer to the Risk Factors on page 3 and Lincoln National Corporation’s filings with the SEC incorporated by reference herein (see “Documents Incorporated by Reference” on page 59).

Self-Directed Brokerage Account.  Although it is offered in certain of our qualified savings plans, we do not offer a self-directed brokerage account as an investment option under the Plan.

Deferred Compensation Obligations. This Investment Supplement covers Deferred Compensation Obligations registered under this Plan.  The Deferred Compensation Obligations represent our obligations to pay deferred compensation amounts in the future to Plan participants (similar to the repayment of a debt).  As described above, contributions made with respect to a participant under the Plan are notionally credited to various Investment Options (phantom investments) selected by the Benefits Administrator that are used to value the Plan account we establish for the participant.  Each account is credited with earnings, gains, and losses based on these notional investment measures.

The Deferred Compensation Obligations are our unsecured and unsubordinated general obligations and rank pari passu with our other unsecured and unsubordinated indebtedness.  The Deferred Compensation Obligations are not convertible into any other security except that account balances treated as invested in LNC common stock through the LNC Stock Unit Fund are distributed in shares of LNC common stock.

Valuation.  The value of a hypothetical unit or share of an Investment Option under this Plan “tracks” or is based on a unit or share of the Investment Option with the same name in the LNC Employees’ 401(k) Plan.  For example, the value of a unit of the LNC Stock Unit Fund is based on, or ‘tracks”, a unit of the LNC Common Stock Fund in the LNC Employees’ 401(k) Plan.

Investment Options under the Plan will be valued each day that stock exchanges in the United States are open for business.

The valuation date for transfers into the LNC Stock Unit Fund is the date your request is received and confirmed by Nolan, as long as your call is received prior to 3 p.m. (Central Time) on a business day (otherwise the next business day).  The valuation date for all other distributions is provided for under the Plan.  The valuation date for new contributions into the LNC Stock Unit Fund is the business day on which, or next following the date on which your contribution to the Plan is credited by Nolan to your Account.

Investment Decisions; Diversification.  Depending on your investment needs and objectives, you may decide to concentrate or diversify the assets currently credited to your various Flexible Distribution Year accounts, and any future contributions that you and/or we may make to your accounts—your pre-tax deferrals of Pensionable Earnings and your Company Contributions—among the various Investment Options described below.  Subject to the rules restricting the trading activities of executives and other officers of LNC, and any trading restrictions or other limitations imposed by the Investment Options involved (described in more detail above), you may make elections directing the Nolan Financial Group (“Nolan”)—the Plan’s record keeper and third party administrator—as to how to invest your future Contributions, including elections to increase or decrease the rate of future contributions into the LNC Stock Unit Fund.

In deciding how to invest your Plan Account, you should carefully consider the Investment Options that are right for you. You should read the following information carefully when making Plan investment decisions.  The information below will help you to understand the investment choices and the differences among them.  The information provided to you in the following description of Investment Options should not be construed as an investment recommendation for any particular Investment Option.

As of the date of this Prospectus Supplement, the Investment Options listed below are available for you to invest in.  These are the same investments currently offered under the LNC Employees’ 401(k) Plan.  For more detailed information about each of the Investment Options (except for the LNC Stock Unit Fund) please log onto your Account at the following website address: www.Nolanlink.com.   For LNC Stock Unit Fund information, please log onto your Account under the LNC Employees’ 401(k) Plan account at the following website address: www.LincolnAlliance.com, or by requesting them through the Customer Contact Center: 800-234-3500.  If you do not have a LNL 401(k) Plan or LNC Employees’ 401(k) Plan account, please contact the Plan’s Administrator for this information.

Comparative Performance of Investment Options.  The table below has been prepared to assist you in making your investment directions under the Plan. However, the value of this information is limited, and we recommend that you consult a qualified investment adviser before making any investment decisions.  Expressed in percentage terms, the calculation of average annual total return is determined by taking the change in price, reinvesting, if applicable, all income and capital-gains distributions during that month, and dividing by the starting price. Reinvestments are made using the actual reinvestment price, and daily payoffs are reinvested monthly.  The Investment management fees, contract fees, and other expenses (the “Net Expense Ratio” shown on the chart below) has been deducted from the performance data below. In cases where additional fees and expenses have not been included in the performance data, please note that the performance figures would be reduced if such expenses were deducted from performance data.  Please see the description of “Expense” for each Investment Option for more detail about these additional fees and expenses.

Fund Performance - Average Annual Total Return*
		Performance as of 10/31/2008						Performance as of Quarter Ending 09/30/2008
	Ticker	3 Months	1 Year	3 Years	5 Years	10 Years	Inception Date	1 Year	5 Years	10 Yrs or Since Inception	± Net Expense Ratio %
Stock-Based Investments
American Funds Grth Fund of Amer R5	RGAFX	-27.39%	-37.72%	-4.65%	1.94%	5.84%	May-02	-22.69%	7.24%	8.68%	0.35
Columbia Acorn Z	ACRNX	-26.88%	-38.81%	-5.34%	3.15%	9.32%	Jun-07	-20.58%	9.73%	12.42%	0.74
Delaware Intl Equity Trust	---	---	---	---	---	---	Oct-08	---	---	---	0.50
Delaware Large Cap Growth Trust	---	---	---	---	---	---	Oct-08	---	---	---	0.40
Delaware Lg Cap Value Trust	---	---	---	---	---	---	Oct-08	---	---	---	0.65
Delaware Mid Cap Value I	DLMIX	-27.27%	---	---	---	---	Feb-08	---	---	-12.59%	1.00
Delaware Small Cap Growth Trust	---	---	---	---	---	---	Oct-08	---	---	---	0.53
Dodge & Cox International Stock	DODFX	-37.41%	-47.88%	-5.79%	5.75%	---	May-01	-28.37%	13.18%	8.99%	0.65
Harbor International Growth Instl	HAIGX	-39.19%	-52.51%	-5.03%	1.44%	-5.21%	Nov-93	-30.15%	9.11%	-1.21%	0.89
Vanguard Extended Market Idx Instl	VIEIX	-28.91%	-38.58	-6.16%	1.74%	3.96%	Jul-97	-19.80%	8.37%	7.11%	0.06
Vanguard Institutional Index	VINIX	-23.08%	-36.07%	-5.21%	0.26%	0.43%	Jul-90	-21.97%	5.16%	3.10%	0.05
Allocation Investments
Delaware Conservative Allocation I	DFIIX	-12.53%	-19.12%	-1.40%	1.66%	2.51%	Dec-97	-10.82%	3.84%	3.59%	0.90
Delaware Moderate Allocation I	DFFIX	-16.67%	-26.58%	-3.35%	1.30%	2.24%	Dec-97	-16.06%	4.40%	3.79%	0.90
Delaware Aggressive Allocation I	DFGIX	-21.76%	-34.96%	-5.73%	0.69%	1.38%	Dec-97	-22.34%	4.74%	3.42%	0.90
Bond-Based Investments
Delaware Diversified Income Trust	---	---	---	---	---	---	Oct-08	---	---	---	0.65
Cash and Stable Value
Lincoln Stable Value Account	---	1.21%	4.95%	4.50%	4.32%	5.18%	May-83	4.95%	4.31%	5.19%	0.09
Employer Securities
LNC Stock Unit Fund	LNC	-62.63%	-71.17%	-18.15%	-11.12%	-5.33%	---	-35.29%	5.68%	0.36%	---

*Average annual total return for period specified or since inception if the fund's age is less than the number of years shown.

±  Expense ratios are net of any temporary fee waiver currently in effect.  Please see the description of “Expense” for each option for more detail.

Risks Associated with the Investment Options.  It is important to keep in mind one of the main axioms of investing: the higher the risk of losing money, the higher the potential reward.  The reverse, also, is generally true: the lower the risk, the lower the potential reward.  As you consider investing in the Plan’s Investment Options, you should take into account your personal risk tolerance.  Diversification within your investment portfolio can reduce risk.  Recent events in the financial sector and the corresponding market volatility reinforces the importance of a well-diversified portfolio, which is one of the most effective ways to ride out short-term market fluctuations.  When you diversify your portfolio – whether by investing in a ready-mixed fund with exposure to a number of investment sectors, or by investing in a number of funds representing different asset classes or styles – you can potentially reduce risk and increase your exposure to various market opportunities.

The Investment Options are subject to one or more risks which are described in summary fashion in the section entitled “Primary Risks” for each Option, and in greater detail in the prospectus materials (for mutual funds), disclosure statements (for collective investment trusts), and miscellaneous disclosure materials referenced in this document.  Please remember that this Investment Supplement is only a summary of those primary disclosure materials, and is not intended to replace or supersede those materials.  Before investing, you should review the full explanation of risks associated with each investment before making a decision to invest.  Copies of the prospectuses and disclosure statements for mutual funds and collective investment trusts are available by contacting Lincoln Alliance’s Call Center at: 800-234-3500, or visiting its web site at: www.LincolnAlliance.com.

The following are summaries of the Prospectuses and Disclosure Statements related to the various options available.  You should read the full Prospectuses and Disclosure Statements for an explanation of the Funds and risks involved in investing in any one of the funds.

Stock-Based Investments

American Funds Growth Fund of Amer R5 (Mutual Fund)

•
Investment Objectives: The Fund seeks to provide growth of capital.  The Fund’s benchmark is the Morgan Stanley Capital® International, Europe, Australasia, Far East Index (MSCI®EAFE®).  The MSCI® EAFE® is an unmanaged index of the world’s stock markets, excluding the United States.

•
Investment Strategies: The Fund invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.  The Fund may also hold cash or money market instruments.  The Fund may invest up to 15% of its assets in securities of issuers domiciled outside the United States and Canada and not included in Standard & Poor’s 500 Composite Index.  The Fund may invest up to 10% of its assets in lower quality nonconvertible debt securities.

•
Primary Risks:  This Fund is designed for investors with a long-term perspective who are able to tolerate potentially wide price fluctuations as the growth-oriented equity-type securities generally purchased by the Fund may involve large price swings and potential for loss.  In general, Investment in the Fund is subject to risks, including the possibility that the value of the Fund's portfolio holdings may fluctuate in response to events specific to the companies or markets in which the Fund invests, as well as economic, political or social events in the United States or abroad. For specific definitions/explanations of the risks associated with investments in this fund, please see the prospectus for this Fund.

•	Manager: Capital Research and Management Company is the investment advisor.

•
Expense: 0.35%.  The Fund’s investment advisor is currently waiving 10% of its management fees.  The waiver may be discontinued at any time but is expected to continue at this level until further review.  The estimated total annual Fund operating expenses without the waiver is 0.38%.

Columbia Acorn Fund (Mutual Fund)

•
Investment Objectives: The Fund seeks long-term capital appreciation.  The long-term investment objective is compared to those of the Russell 2500 Index, the fund’s primary benchmark, the S&P 500® Index and the Russell 2000 Index.

Investment Strategies:  Under normal circumstances, the Fund invests a majority of its net assets in small- and mid-sized companies with market capitalizations under $5 billion at the time of investment.  The Fund may also invest up to 33% of its assets in foreign companies in developed markets such as Japan, Canada and the United Kingdom and in emerging markets such as China, India and Brazil.

•
Primary Risks:  Emerging Markets Securities Risk, Foreign Securities Risk, Industry Sector Risk, Investment Strategy Risk, Market Risk, Small Company Securities Risk.  For specific definitions/explanations of these types of risks, please see the prospectus for this Fund.  In general, investments in small- and mid-cap companies may be subject to greater volatility and price fluctuation because they may be thinly traded and less liquid, and may be affected by stock market fluctuations due to economic and business development.  This Fund may invest in foreign securities, which may be subject to greater volatility than domestic investments.

•	Manager: Columbia Wanger Asset Management, L.P.

•	Expense: 0.74%

Delaware International Equity Trust (Collective Investment Trust)

•	Investment Objectives: Trust seeks long term capital appreciation without undue risk to principal. The benchmark for the Trust is the MSCI® EAFE Index.

•
Investment Strategies: The Trust is invested primarily in equity securities of issuers from foreign countries.  The sub-advisor for the Trust, Delaware Investment Advisors (“DIA”), believes that the potential for strong returns can be realized by assembling an international portfolio of fundamentally strong companies that have superior business prospects and that are priced below Dow Industrial Average’s (DIA) estimate of their intrinsic value.  In selecting foreign stocks, DIA’s philosophy is based on the concept that adversity creates opportunity and that transitory problems can be overcome by well-managed companies.  DIA focuses on out-of-favor stocks that have the potential to realize their intrinsic value within a three to five year time horizon.  The Trust may purchase securities in any foreign country, developed or emerging; however, it is currently anticipated to invest in Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Korea, Mexico, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, Taiwan, and the United Kingdom.

•
 Primary Risks:  Call Risk, Credit Risk, Currency Risk, Derivatives Risk, Emerging Market Risk, Foreign Government and Supranational Securities Risk, High-Yield, High Risk Foreign Fixed-Income Securities Risk Industry and Security Risk Inefficient Market Risk, Information Risk Interest Rate Risk, International Risk, Liquidity Risk, Manager Risk, Market Risk, Political Risk, Small Company Risk, Transactions Costs Risk, Turnover Risk. For specific definitions/explanations of these types of risks, please see the disclosure statement for this Trust.  In general, foreign investments are subject to risks not ordinarily associated with domestic investments, such as currency, economic and political risks, and different accounting standards. Securities of issuers from emerging market countries may be more volatile, less liquid, and generally more risky than investments in issuers from more developed foreign countries.

•
Manager:  AST Capital Trust Company (the “Trustee”) serves as the Trustee of the Trust and maintains ultimate fiduciary authority over the management of, and investments made, in the Trust.  The Trustee is a wholly owned subsidiary of Wilmington Trust FSB and a Delaware State chartered trust company.  The Trustee has engaged Delaware Investment Advisers, a series of Delaware Management Business Trust, to act as the investment sub-advisor to the Trust.

•
Expense: 0.50%.  For a limited time only, the fees and expenses will be reduced by temporary fee waivers for the period from October 1, 2008 through June 30, 2009 only.  The estimated expense without the waiver is 0.90%.  The Trust will be charged with additional operating expenses, including, without limitation, audit expenses, custody services fees, tax form preparation expenses, legal and other fees.

Delaware Large Cap Growth Trust (Collective Investment Trust)

•	Investment Objectives: The Trust seeks long term capital appreciation. The benchmark for this Trust is the Russell 1000® Growth Index.

•
Investment Strategies: The Trust is invested primarily in equity securities of large-capitalization companies that the Trust’s sub-advisor, Delaware Investment Advisors (“DIA”), believes have the potential for sustainable free cash flow growth.  The Trust currently considers a “large-capitalization company” to be a company within the range of market capitalization of companies in the Russell 1000 Growth Index at the time of purchase.

•
Primary Risk: Credit Risk, Futures and Options Risks, Industry and Security Risk, International Risk, Liquidity Risk.  For specific definitions/explanations of these types of risks, please see the disclosure statement for this Trust.  In general, because this Trust expects to hold a more concentrated portfolio of a limited number of securities, a decline in the value of these investments would cause the Trust’s overall value to decline to a greater degree than a less concentrated portfolio. Foreign investments are subject to risks not ordinarily associated with domestic investments, such as currency, economic and political risks, and different accounting standards.

•
Manager:  AST Capital Trust Company (the “Trustee”) serves as the Trustee of the Trust and maintains ultimate fiduciary authority over the management of, and investments made, in the Trust.  The Trustee is a wholly owned subsidiary of Wilmington Trust FSB and a Delaware State chartered trust company.  The Trustee has engaged Delaware Investment Advisers, a series of Delaware Management Business Trust, to act as the investment sub-advisor to the Trust.

•
Expense: 0.40%.  For a limited time only, the fees and expenses will be reduced by temporary fee waivers for the period from October 1, 2008 through June 30, 2009 only.  The estimated expenses without the waiver is 0.65%.  The Trust will be changed with additional operating expenses, including, without limitation, audit expenses, custody service fees, tax form preparation expenses, retirement plan platform fees, legal and other fees.

Delaware Large Cap Value Trust (Collective Investment Trust)

•	Investment Objectives: The Trust seeks long term capital appreciation. The benchmark for this Trust is the Russell 1000® Value Index.

•
Investment Strategies: The Trust is invested primarily in securities of large-capitalization companies (with market capitalizations of $5 billion or greater at the time of purchase) that the sub-advisor believes to have long-term capital appreciation potential and are undervalued in relation to their intrinsic value as indicated by multiple factors including earnings and cash flow potential.  The sub-advisor follows a value-oriented investment philosophy in selecting stocks for the Trust using a research intensive approach.  The fund defines large-capitalization stocks as the stocks of companies with market capitalizations of $5 billion or greater at the time of purchase.  The sub-advisor of the Trust, Delaware Investment Advisors seeks securities it believes are undervalued in relation to their intrinsic value as indicated by multiple factors including earnings and cash flow potential.

•
Primary Risks:  Call Risk, Currency Risk, Derivatives Risk, Emerging Markets Risk, Industry and Security Risk, Interest Rate Risk, International (Country) Risk, Liquidity Risk, Manager Risk, Market Risk, Turnover Risk.  For specific definitions/explanations of these types of risks, please see the disclosure statement for this Trust.  In general, because this Trust expects to hold a more concentrated portfolio of a limited number of securities, a decline in the value of these investments would cause the Trust’s overall value to decline to a greater degree than a less concentrated portfolio.  Foreign investments are subject to risks not ordinarily associated with domestic investments, such as currency, economic and political risks, and different accounting standards.  Securities of issues from emerging market countries may be more volatile, less liquid, and generally more risky than investments in issuers from more developed foreign countries.

•
Manager:  AST Capital Trust Company (the “Trustee”) serves as the Trustee of the Trust and maintains ultimate fiduciary authority over the management of, and investments made, in the Trust.  The Trustee is a wholly owned subsidiary of Wilmington Trust FSB and a Delaware State chartered trust company.  The Trustee has engaged Delaware Investment Advisers, a series of Delaware Management Business Trust, to act as the investment sub-advisor to the Trust.

•	Expense: 0.65%. The Trust will be charged with additional operating expenses, including, without limitation, audit expenses, custody services fees, tax form preparation expenses, legal and other fees.

Delaware Mid Cap Value Fund (Mutual Fund)

•	Investment Objectives: The Fund seeks capital appreciation.

•
Investment Strategies: The Fund is invested primarily in medium-sized companies whose stock prices appear low relative to their underlying value or future potential.  Under normal circumstances, at least 80% of the funds’ net assets will be in investments of medium-sized companies (the 80% policy).  Mid-sized companies would be those companies whose market capitalizations fall within the range represented in the Russell Midcap® Value Index at the time of the fund’s investment.  The fund’s 80% policy can be changed without shareholder approval provided shareholders are given notice at least 60 days prior to any change.

•
Primary Risks:  Industry Risk, Interest Rate Risk, Liquidity Risk, Market Risk, Security Risk, Small Company Risk.  For specific definitions/explanations of these types of risks, please see the prospectus for this Fund.  In general, investing in small- and/or medium-sized company stocks typically involve greater risk, particularly in the short term, than those investing in larger, more established companies.

•	Manager: Delaware Management Company.

•
Expense: 1.00%.  The Fund’s investment manager has voluntary agreed to waive all or a portion of its investment management fees and pay/or reimburse expenses, in order to prevent the total annual fund operating expenses from exceeding 1.00% of the fund’s average daily net assets. The waiver may be discontinued at any time. The estimated total annual fund operating expenses without the waiver is 2.06%.

Delaware Small Cap Growth Trust (Collective Investment Trust)

•
Investment Objectives: The Trust seeks capital appreciation by investing primarily in securities of emerging or other growth-oriented companies.  The Trust’s benchmark is the Russell 2000® Growth Index.

•
Investment Strategies:  The Trust invests primarily in small companies that the sub-advisor believes offer above-average opportunities for long-term price appreciation because they are poised to benefit from changing and dominant trends within society or the political arena.  The sub-advisor uses a bottom-up approach to stock selection that seeks market leaders, strong product cycles, innovative concepts, and industry trends.  The sub-advisor relies on its own research in choosing securities for the Trust portfolio, reviewing price-to-earnings ratios, estimated growth rates, market capitalization, and cash flows, ultimately investing in: common stocks, American Depository Receipts (ADRs), repurchase agreements, restricted securities, illiquid securities, convertible securities, warrants, preferred stocks, bonds, and lending securities.   The Trust may buy or sell securities on a “when issued” or “delayed delivery” basis, borrow money from banks as a temporary measure for extraordinary or emergency purposes, or to facilitate redemptions, or take temporary defensive positions.

•
Primary Risks: Company Size Risk,  Industry and Security Risk, Interest Rate Risk, International Risk, Liquidity Risk, Market Risk.  For specific definitions/explanations of these types of risks, please see the disclosure statement for this Trust.  In general, because this Trust expects to invest in the stocks of small and/or medium-sized companies typically involve greater risk, particularly in the short term, than those investing in larger, more established companies. Foreign investments are subject to risks and not ordinarily associated with domestic investments, such as currency, economic and political risks, and different accounting standards.

•
Manager:  AST Capital Trust Company (the “Trustee”) serves as the Trustee of the Trust and maintains ultimate fiduciary authority over the management of, and investments made, in the Trust.  The Trustee is a wholly owned subsidiary of Wilmington Trust FSB and a Delaware State chartered trust company.  The Trustee has engaged Delaware Investment Advisers, a series of Delaware Management Business Trust, to act as the investment sub-advisor to the Trust.

•
Expense: 0.53%.  For a limited time only, the fees and expenses will be reduced by temporary fee waivers for the period from October 1, 2008 through June 30, 2009.  The estimated expense without the waiver is 0.75%.

Dodge & Cox International Stock Fund (Mutual Fund)

•
Investment Objectives: The Fund seeks long-term growth of principal and income.  A secondary objective is to achieve a reasonable current income.  The Fund’s benchmark is the Morgan Stanley Capital® International, Europe, Australasia, Far East Index (MSCI®EAFE®).  The MSCI®EAFE® is an unmanaged index of the world’s stock markets, excluding the United States.

•
Investment Strategies: The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets.  The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders.  The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

•
Primary Risks: Emerging Markets Risk, Equity Securities Risk, Fixed Income Securities Risk. For specific definitions/explanations of these types of risks, please see the prospectus for this Fund.  In general, foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus.

•	Manager: Dodge & Cox

•	Expense: 0.65%

Harbor International Growth Fund (Mutual Fund)

•	Investment Objectives: The Fund seeks long term growth of capital. The benchmark for the fund is the MSCI® EAFE Growth Index.

•
Investment Strategies: The Fund is invested primarily (no less than 65% of its total assets) in common stocks of foreign companies that are selected for their long-term growth potential.  The Fund may invest in companies of any size throughout the world.  The Fund normally invests in the securities or issuers that are economically tied to at least four different foreign countries.  The Fund may invest up to 35% of its total assets, determined at the tine of purchase, in securities of companies operating in or economically tied to emerging markets. Some issuers or securities in the Fund’s portfolio may be based in or economically tied to the United States. Harbor International Growth Fund's policy of investing in a narrowly focused selection of stocks may expose the Fund to the risk that a substantial decrease in the value of a stock may cause the net asset value of the Fund to fluctuate more than if the Fund were invested in a greater number of stocks. The Fund may also be subject to greater risks and higher brokerage and custodian expenses than funds invested only in the U.S. Investing in international and emerging markets poses special risks, including potentially greater price volatility due to social, political and economic factors, as well as currency exchange rate fluctuations. These risks are more severe for securities of issuers in emerging market regions.

•
Primary Risk:  Growth Style Risk, Emerging Markets Risk, Foreign Securities Risk, Market Risk, Portfolio Turnover Risk, Selection Risk.  For specific definitions/explanations of these types of risks, please see the prospectus for this Fund. The Fund’s policy of investing in a narrowly focused selection of stocks may expose the Fund the risk that a substantial decrease in the value of a stock may cause the net asset value of the Fund to fluctuate more than if the Fund were invested in a greater number of stocks.  The Fund may also be subject to greater risks and higher brokerage and custodian expenses than funds invested only in the U.S.  Investing in international and emerging markets poses special risks, including potentially greater price volatility due to social, political and economic factors, as well as currency exchange rate fluctuations.  These risks are more severe for securities of issuers in emerging market regions.

•
Manager:  Harbor Capital Advisors, Inc. maintains ultimate fiduciary authority over the management of, and investments made, in the Fund, and has engaged Marsico Capital Management LLC to act as the investment sub-advisor to the Fund.

•
Expense: 0.89%.  The fund’s investment adviser has voluntary agreed to limit the fund’s operating expenses to 0.89%.  This agreement may be terminated at any time, although the adviser has no intention to do so.  The operating expenses without the waiver is 0.98%.

Vanguard® Extended Market Index Fund (Mutual Fund)

•
Investment Objectives: The Fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks.  The benchmark for this Fund is the Dow Jones Wilshire 4500 Completion Index, Spliced Extended Market Index and the S&P Completion Index.

•
Investment Strategies: The Fund employs a “passive management” –-or indexing—investment approach designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.  The S&P Completion Index contains all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges and the Nasdaq over-the counter market, except those stocks included in the S&P 500 Index.  The Fund invests all, or substantially all, of its assets in stocks of its target index, with nearly 80% of its assets invested in 1,200 stocks in its target index (covering nearly 80% of the Index’s total market capitalization), and the rest of its assets in a representative sample of the remaining stocks.  The Fund holds a broadly diversified collection of securities that, in the aggregate, approximates the full Index in terms of key characteristics.  These key characteristics include industry weightings and market capitalization, as well as certain financial measures, such as price/earnings ratio and dividend yield.

•
Primary Risks:  Investment Style Risk, Stock Market Risk. For specific definitions/explanations of these types of risks, please see the prospectus for this Fund. The Fund is subject to stock market risk, which is the chance that stock prices overall will decline.  Stock markets tend to move in cycles, with periods of rising or falling prices.  The fund is also subject to investment style risk, which is the chance that returns from small- and mid-capitalization stocks will trail returns from the overall stock market.  Historically, these stocks have been more volatile in price than the large-cap stocks that dominate the overall market, and they often perform quite differently.

•	Manager: The Vanguard Group, Inc. is the registered investment advisor.

•	Expense: 0.06%

Vanguard® Institutional Index Fund (Mutual Fund)

•	Investment Objectives: The Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.

•
Investment Strategies: The Fund employs a “passive management” –-or indexing—investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. Companies.  The Fund tends to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Standard & Poor’s 500 Index, holding each stock in approximately the same proportion as its weighting in the Index.

•
Primary Risks: Investment Style, Stock Market Risk.  For specific definitions/explanations of these types of risks, please see the prospectus for this Fund. In general, Vanguard funds classified as moderate to aggressive are broadly diversified but are subject to wide fluctuations in share price because they hold virtually all of their assets in common stocks. In general, such funds are appropriate for investors who have a long-term investment horizon (ten years or longer), who are seeking growth in capital as a primary objective, and who are prepared to endure the sharp and sometimes prolonged declines in share prices that occur from time to time in the stock market. This price volatility is the trade-off for the potentially high returns that common stocks can provide. The level of current income produced by funds in this category ranges from moderate to very low.

•	Manager: The Vanguard Group, Inc. is the registered investment advisor.

•	Expense: 0.05%

Asset Allocation Options

Each of the three Asset Allocation Options summarized below relies on active asset allocation and invests in a diversified portfolio of securities of different investment classes and styles as it strives to obtain its objectives.  The Asset Allocation Options offer varying levels of income and growth potential and corresponding variations in risk: “conservative,” “moderate,” or “aggressive.”

Delaware Conservative Allocation Portfolio I (Mutual Fund)

•	Investment Objectives: The Fund seeks a combination of current income and preservation of capital with capital appreciation. The benchmark for the Fund is the Lehman Brothers U.S. Aggregate Index.

Investment Strategies: The Fund invests in a combination of underlying securities representing a variety of asset classes and investment styles, using an active allocation approach.  The Fund typically targets about 40% of its net assets in equity securities (with a range of 20% to 50%), and 60% of its net assets in fixed income securities (with a range from 50% to 80%).  The following provides the target percentages of the Fund’s net assets in each style of underlying equity securities: U.S. equity, such as U.S. large cap core, U.S. large cap growth, U.S. large cap value, U.S. small cap core (target 20%, with a range of  5% to 30%); international equity, such as international value and international growth (target 15%, with a range of 5% to 30%); global real estate (target 0%, with a range from 0% to 15%); emerging markets (target 5%, with a range from 0% to 10%).  The fixed income portion includes cash equivalents (target 2%, with a range of 0% to 20%).

•
Primary Risks:  The Fund has significant exposure to Interest Rate Risk, Credit Risk and Pre-payment Risk, due to its greater focus in the fixed income asset class and moderate exposure to Currency Risk due to its international holdings. Additional risks include Derivatives Risk, Emerging Markets Risk, Foreign Government and Supranational Securities Risks, Foreign Risk, Futures and Option Risk, High-Yield, High-Risk Foreign Income Securities Risk, Industry and Security Risk, Inefficient Market Risk, Information Risk, International Risk, Legislative and Regulatory Risks, Liquidity Risk, Loans and Other Direct Indebtedness Risks, Market Risk, Political Risk ,Real Estate Industry Risk, Small Company Risk, Transaction Cost Risk, Zero Coupon and Pay-in-Kind Bonds Risk, and Valuation Risk. For specific definitions/explanations of these types of risks, please see the prospectus for this Fund.  In general, the Fund may invest in international mutual funds, which are exposed to certain risks not ordinarily associated with domestic investments, such as currency, economic and political risks, and different accounting standards. The Fund’s investments are subject to the risk that the portfolio, particularly with longer maturities, will decrease in value if the interest rates rise. High-yielding, non-investment grade bonds (“junk bonds”) involve higher risk than investment grade bonds. Adverse conditions may affect the issuer’s ability to pay interest and principal on these securities.

•	Manager: Delaware Management Company, a series of Delaware Management Business Trust, which is a subsidiary of Delaware Management Holdings, Inc.

•
Expense: 0.90%.  On September 16, 2008, the Board of Trustees of the Delaware Group Foundation Funds unanimously approved a proposal to replace the "fund of funds" structure with a multiple portfolio manager approach (the “Restructuring”).  The current fee—0.90%—reflects both a contractual waiver by the Manager through January 31, 2009, and a separate contractual waiver by the Manager for the one-year period following the Restructuring.  The estimated total annual fund operating expenses without both contractual waivers is 1.47%.

Delaware Moderate Allocation Portfolio I (Mutual Fund)

•	Investment Objectives: The Fund seeks capital appreciation with current income as a secondary objective. The Fund’s benchmark is the S&P 500 Index and the Lehman Brothers U.S. Aggregate Index.

•
Investment Strategies: The Fund invests in a combination of underlying securities representing a variety of asset classes and investment styles, using an active allocation approach.  The Fund typically targets about 60% of its net assets in equity securities (with a range of 40% to 70%), and 40% of its net assets in fixed income securities (with a range from 30% to 60%).  The following provides the target percentages of the Fund’s net assets in each style of underlying equity securities: U.S. equity, such as U.S. large cap core, U.S. large cap growth, U.S. large cap value, U.S. small cap core (target 30%, with a range of 10% to 40%); international equity, such as international value and international growth (target 22.5%, with a range of 10% to 40%); global real estate (target 0%, with a range from 0% to 15%); emerging markets (target 7.5%, with a range from 0% to 15%).  The fixed income portion includes cash equivalents (target 2%, with a range of 0% to 15%).

•
Primary Risks:  The Fund has significant exposure to Foreign Risk and Currency Risk, due to its international holdings and moderate exposure to Small Company Risk, Interest Rate Risk, Credit Risk and Emerging Markets Risk.  Additional risks include Derivatives Risk, Foreign Government and Supranational Securities Risks, Futures and Option Risk; High-Yield, High-Risk Foreign Income Securities Risk, Industry and Security Risk, Inefficient Market Risk Information Risk, International Risk, Legislative and Regulatory Risks, Liquidity Risk, Loans and Other Direct Indebtedness Risks, Market Risk, Political Risk, Pre-payment Risk, Real Estate Industry Risk, Transaction Cost Risk, Zero Coupon and Pay-in-Kind Bonds Risk, and Valuation Risk. For specific definitions/explanations of these types of risks, please see the prospectus for this Fund.  In general, this Fund may invest in international mutual funds, which are exposed to certain risks not ordinarily associated with domestic investments, such as currency, economic and political risks, and different accounting standards.  Fund investments are subject to the risk that the portfolio, particularly with longer maturities, will decrease in value if the interest rates rise. High-yielding, non-investment grade bonds (“junk bonds”) involve higher risk than investment grade bonds. Adverse conditions may affect the issuer’s ability to pay interest and principal on these securities. A rise/fall in the interest rates can have a significant impact on bond prices and the NAV (net asset value) of the Fund.

•	Manager: Delaware Management Company, a series of Delaware Management Business Trust, which is a subsidiary of Delaware Management Holdings, Inc.

•
Expense: 0.90%.  On September 16, 2008, the Board of Trustees of the Delaware Group Foundation Funds unanimously approved a proposal to replace the "fund of funds" structure with a multiple portfolio manager approach (the “Restructuring”).  The current fee—0.90%—reflects both a contractual waiver by the Manager through January 31, 2009, and a separate contractual waiver by the Manager for the one-year period following the Restructuring. The estimated total annual fund operating expenses without both contractual waivers is 1.51%.

Delaware Aggressive Allocation Portfolio I (Mutual Fund)

•	Investment Objectives: The Fund seeks long-term capital growth. The benchmark for this Fund is the S&P 500 Index.

Investment Strategies: The Fund invests in a combination of underlying securities representing a variety of asset classes and investment styles, using an active allocation approach.  The Fund typically targets about 80% of its net assets in equity securities (with a range of 55% to 90%), and 20% of its net assets in fixed income securities (with a range of 10% to 45%).  The following provides the target percentages of the Fund’s net assets in each style of underlying equity securities: U.S. equity, such as U.S. large cap core, U.S. large cap growth, U.S. large cap value, U.S. small cap core (target 40%, with a range of 15% to 50%); international equity, such as international value and international growth (target 30%, with a range of 15% to 50%); global real estate (target 0%, with a range from 0% to 20%); and emerging markets (target 0%, with a range from 0% to 20%).  The fixed income portion includes cash equivalents (target 2%, with a range of 0% to 10%).

•
Primary Risks:  The Fund has significant exposure to Small Company Risk, Foreign Risk and Currency Risk due to its international holdings and moderate exposure to Interest Rate Risk and Emerging Markets Risk.  Additional risks include Credit Risk, Derivatives Risk, Foreign Government and Supranational Securities Risks; Foreign Risk, Futures and Option Risk; High-Yield, High-Risk Foreign Income Securities Risk, Industry and Security Risk, Inefficient Market Risk Information Risk, International Risk, Legislative and Regulatory Risks, Liquidity Risk, Loans and Other Direct Indebtedness Risks, Market Risk, Political Risk, Pre-payment Risk, Real Estate Industry Risk, Transaction Cost Risk, Zero Coupon and Pay-in-Kind Bonds Risks, and Valuation Risk. For specific definitions/explanations of these types of risks, please see the prospectus for this Fund. In general, the Fund may invest in international mutual funds, which are exposed to certain risks not ordinarily associated with domestic investments, such as currency, economic and political risks, and different accounting standards. Note that funds investing in small- and/or medium-sized company stocks typically involve greater risk, particularly in the short term, then those investing in larger, more established companies.  The Fund investments are subject to the risk that the portfolio, particularly with longer maturities, will decrease in value if the interest rates rise. High-yielding, non-investment grade bonds (“junk bonds”) involve higher risk than investment grade bonds. Adverse conditions may affect the issuer’s ability to pay interest and principal on these securities.  A rise/fall in the interest rates can have a significant impact on bond prices and the NAV (net asset value) of the Fund.

•	Manager: Delaware Management Company, a series of Delaware Management Business Trust, which is a subsidiary of Delaware Management Holdings, Inc.

•
Expense: 0.90%.  On September 16, 2008, the Board of Trustees of the Delaware Group Foundation Funds unanimously approved a proposal to replace the "fund of funds" structure with a multiple portfolio manager approach (the “Restructuring”).  The current fee—0.90%—reflects both a contractual waiver by the Manager through January 31, 2009, and a separate contractual waiver by the Manager for the one-year period following the Restructuring. The estimated total annual fund operating expenses without both contractual waivers is 1.63%.

Bond Options

Bond Options seek income or growth of income by investing primarily in income-producing securities such as corporate bonds, mortgages, government bonds, foreign bonds, convertible bonds, and preferred stocks.  Bond Options generally have a lower potential for capital growth.

 Delaware Diversified Income Trust (Collective Investment Trust)

•	Investment Objectives: The Trust seeks maximum long-term total return, consistent with reasonable risk. The benchmark for the Trust is the Lehman Brothers U.S. Aggregate Bond Index.

•
Investment Strategies:  The Trust allocates its investments principally among the following sectors: U.S. investment grade, U.S. high yield, international developed markets, and emerging markets.  Under normal circumstances, there is no limit to the amount of the Trust’s assets that may be invested in the U.S. investment grade sector, with the Trust’s manager investing primarily in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations.  U.S. investment grade securities include securities which are issued or guaranteed as to the payment of principal and interest by the U.S. government and its various agencies and instrumentalities, and mortgage-backed securities issued or guaranteed by the U.S. government.  Under normal circumstances, between 5% and 50% of the Trust’s assets will be invested in the U.S. high yield sector, including domestic high yield securities having a liberal and consistent yield and those tending to reduce the risk of market fluctuations, domestic corporate debt obligations, including notes, which may be convertible or non-convertible, commercial paper, units consisting of bonds with stock or warrants to buy stock attached, debentures, convertible debentures, zero coupon bonds, and pay-in-kind securities.  U.S. high yield sector investments may also include rated and unrated bonds.  The rated bonds purchase by the Trust are generally rated BB or lower by Standard & Poor’s (S&P) or Fitch, Inc., Ba or lower by Moody’s Investors Service, Inc., or similarly rated by another nationally recognized statistical rating organization.  Investments in the international developed markets sector and the emerging markets sectors may range from 5% to 50% of the Trust’s total assets on a combined basis; however, investments in the emerging markets sector will, in the aggregate be limited to no more than 15% of the Trust’s total assets..  The international developed markets sector investments are primarily the fixed income securities of issuers organized or having the majority of their assets or deriving the majority of their operating income in international developed markets, and may include foreign government securities, debt obligations of foreign companies, and securities issued by supranational entities.  Emerging markets sector investments may include the securities of issuers in any foreign country, developed and underdeveloped, as well as the direct obligations of such issuers.  The Trust may also invest in sponsored and unsponsored American Depository Receipts (ADRs), European Depository Receipts (EDRs), Global Depository Receipts (GDRs), and zero coupon bonds.

•	Primary Risks: The Trust has significant exposure to Credit Risk, Currency Risk, Derivatives Risk, Foreign Government Securities Risk, Futures and Option Risk , Interest Rate Risk, International

Risk, Legislative and Regulatory Risk, Liquidity Risk, Loans and Other Direct Indebtedness Risk, Market Risk, Pre-payment Risk , Zero Coupon and Pay-in-Kind Bonds Risk, Transaction Costs Risk, and Valuation Risk. For specific definitions/explanations of these types of risks, please see the disclosure statement for this Trust. In general, investments in the Delaware Diversified Income Trust are subject to the risk that the portfolio, particularly with longer maturities, will decrease in value if the interest rates rise. High-yielding, non-investment grade bonds (“junk bonds”) involve higher risk than investment grade bonds. Adverse conditions may affect the issuer’s ability to pay interest and principal on these securities. Foreign investments are subject to risks not ordinarily associated with domestic investments, such as currency, economic and political risks, and different accounting standards. Securities of issuers from emerging market countries may be more volatile, less liquid, and generally more risky than investments in issuers from more developed foreign countries. Diversification does not ensure a profit or guarantee against a loss. The Trust will also be affected by prepayment risk due to its holdings of mortgage-backed securities. With prepayment risk, when homeowners prepay mortgages during periods of low interest rates, the Trust may be forced to redeploy its assets in lower yielding securities. If, and to the extent that, the Trust invests in forward foreign currency contracts or uses other investments to hedge against currency risks, the Trust will be subject to the special risks associated with those activities.

•
Manager:  AST Capital Trust Company (the “Trustee”) serves as the Trustee of the Trust and maintains ultimate fiduciary authority over the management of, and investments made, in the Trust.  The Trustee is a wholly owned subsidiary of Wilmington Trust FSB and a Delaware State chartered trust company.  The Trustee has engaged Delaware Investment Advisers, a series of Delaware Management Business Trust, to act as the investment sub-advisor to the Trust.

•	Expense: 0.70%

Stability of Principal Investment Options

Stability of Principal Investment Options are conservative investment options which seek to hold the principal value of an investment so that it is stable or close to stable through all market conditions.  Stability of principal investment options may credit a stated rate of return or minimum periodic interest rate that may vary.  These types of investments are often referred to as a “guaranteed account” or “money market account.”

The Lincoln Stable Value Account (Insured Product)

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Investment Objectives:  This Investment Option seeks to provide a competitive current interest rate that translates into the highest possible return with the lowest level of risk while also offering the protection of principal. Contributions made to the Lincoln Stable Value Account in any quarter will earn interest at the quarterly-set portfolio rate.  The portfolio rate is declared for the quarter and is in effect only for that quarter.  The portfolio rate is the three-year average of the Lehman Intermediate U.S. Government/Credit Index, plus 0.20%, as of one month prior to the beginning of each quarter.  The guaranteed minimum crediting rate for the Lincoln Stable Value Account is 3.00%.  The portfolio rate in effect for the fourth quarter (4Q) of 2008 is 4.95%.  This formula is guaranteed for five (5) contract years (ending October 1, 2013).  The Lincoln National Life Insurance Company will provide notice of a new formula prior to October 1, 2013.  If the Lehman Intermediate U.S.

Government/Credit Index ceases to be published, The Lincoln National Life Insurance Company will select a comparable index.

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Investment Strategies: The Lincoln Stable Value Account is part of the general account of The Lincoln National Life Insurance Company and is backed by the general credit worthiness and the claims paying ability of The Lincoln National Life Insurance Company.  The general account invests in investment and non-investment grade public companies, U.S. government bonds, high-quality corporate bonds, and other high-quality asset classes in keeping with the investment policy statement for the portfolio.

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Primary Risks: Credit Risk (the chance that the issuer of a security will fail to pay interest and principal in a timely manner, or that such companies or individuals will be unable to pay the contractual interest or principal on their debt obligations at all); Inflation Risk (the possibility that, over time, the returns will fail to keep up with the rising cost of living); Interest Rate Risk (the chance that bond prices overall will decline over short or even long periods due to rising interest rates); Liquidity Risk (the chance that the insured product is not backed by sufficient reserves to meet participant withdrawals, or would incur a market value adjustment or penalty for early withdrawal from one or more of its contracts); Manager Risk (the chance that poor security selection will cause the Stable Value Fund to under-perform other stability of principal investment options with similar objectives); Market Risk (the chance that the value of your investment will change because of rising (or falling) stock or bond prices).  There is no government guarantee (such as the FDIC guarantee) protecting investments in the Lincoln Stable Value Account.

•	Manager: Delaware Investment Advisers, a series of Delaware Management Business Trust, is the registered investment advisor.

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Expense: No asset charges are deducted from participant accounts.  0.09% is paid by The Lincoln National Life Insurance Company to Delaware Investment Advisers as a management fee and has effectively reduced the rate of return from the three-year average of the Lehman Intermediate U.S. Government/Credit Index, plus 0.29% to that rate of return plus 0.20%.

Lincoln National Corporation Stock Unit Fund

•	Investment Objectives: This Investment Option is designed to provide participants with the opportunity to invest in employer securities.

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Investment Strategies:  To achieve its objective, this Fund invests in hypothetical units reflecting the value of LNC Common Stock exclusively (though a certain percentage of the Fund is held in cash, and therefore, each Unit of the investment contains a similar percentage of cash).

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Primary Risks:  Investment-Style Risk; Inflation Risk; Liquidity Risk; and Market Risk. This Fund is a non-diversified fund—it invests in the stock of a single issuer.  It is therefore a riskier investment than an investment option that invests in a diversified pool of stocks of companies with similar characteristics as this Account.  For a description of the risks associated with investment in Lincoln National Corporation, see “Risk Factors” beginning on page 3 of this Prospectus Supplement.  It is a market-valued account, meaning that both the principal value and the investment return may go up and down on based the market price of the stock held in the Fund.

•	Dividends: Dividends paid with respect to your investment in the LNC Stock Unit Fund will be automatically reinvested in LNC Stock Units-no action is required.

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Share Ownership: If you invest in this Fund you will not actually own or have the right to own shares of LNC Common Stock.  In addition, neither the Plan nor a trust funding the Plan will own actual shares of LNC Common Stock.  Instead, your Plan account will be credited with hypothetical LNC Stock Units equal in value to the amount of your contribution.  You may become a direct owner of the shares of LNC Common Stock through the Plan only when you take a withdrawal or distribution and receive our Common Stock.

•	Share Voting Rights: You will not have voting rights with respect to your investment in this Fund.

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Trading Restrictions: Officers and certain other employees of LNC (“Restricted Employees”) with access to inside information are subject to regular quarterly trading restrictions imposed by LNC on any transaction involving LNC securities, including derivative securities that might cause an increase or decreases in their interest in the Fund.  Except for trading under a written securities trading plan meeting the requirements of Rule 10b5-1, Restricted Employees may only engage in fund switching transactions to increase or decrease their interest in this Investment Option during previously announced window trading periods described in LNC’s Insider Trading and Confidentiality Policy.

•	Account Manager: Wilmington Trust Company.

•	Expense: 0.00%

PLAN INTERESTS ARE SECURITIES

Persons participating in the Plan acquire an interest in the Plan assets held and administered by the Plan Trustee. This interest is itself a security and its acquisition entails the risk of loss as well as the possibility of gain. The character and extent of the participant’s interest in the Plan assets and his rights and options in relation thereto are discussed in detail in this prospectus supplement. Before deciding to participate, participants should carefully read this prospectus supplement and consider and assess the risks and opportunities in view of their individual situation.

LINCOLN NATIONAL CORPORATION COMMON STOCK
AND PREFERRED STOCK

General.  Our articles of incorporation currently authorize the issuance of 800,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.  We may issue our Preferred Stock from time to time in one or more series by resolution of our board of directors.  We have outstanding one series of Preferred Stock, consisting of LNC’s $3.00 Cumulative Convertible Preferred Stock, Series A (without par value), which we refer to as “Series A preferred stock.”  At September 30, 2008, we had issued and outstanding 255,855,009 shares of Common Stock and 11,568 shares of Series A preferred stock.

The following descriptions of the classes of our capital stock are summaries, do not purport to be complete, and are subject, in all respects, to the applicable provisions of the Indiana Business Corporation Law, which we refer to the IBCL (described below), and our articles of incorporation (including a board of directors’ certificate of resolution designating the rights and preferences of the Series A preferred stock), our Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 28, 1969, including any amendments or reports filed for the purpose of updating such description, which, in each case, are included as exhibits to the registration statement that includes this prospectus.

COMMON STOCK

Transfer Agent and Registrar.  Our Common Stock is traded on the New York and Chicago Stock Exchanges under the symbol “LNC.”  The registrar and transfer agent is BNY Mellon Shareowner Services.

Voting Rights.  Except as set forth below under “Anti-Takeover Provisions—Certain State Law Provisions, each holder of record of our Common Stock is entitled to one vote for each share of our Common Stock held on all matters submitted to a vote of the shareholders, including election of directors.  Holders of our Common Stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividend Rights.  The holders of our Common Stock may receive cash dividends, if and when declared by our board of directors out of funds legally available for that purpose, and subject to preferential rights of the holders of Preferred Stock or other special classes of stock.

Liquidation Rights.  In the event of a liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any Preferred Stock that may at the time be outstanding.

Preemptive Rights.  Holders of our Common Stock do not have any preemptive or similar equity rights.

PREFERRED STOCK & SERIES A PREFERRED STOCK

General.  Our articles of incorporation authorize our board of directors to provide for the issuance of up to 10 million shares of Preferred Stock, in one or more series, and to fix by resolution and to the extent permitted by the IBCL, the relative rights, preferences and limitations of each series of Preferred Stock, including dividend, redemption, liquidation, sinking fund, conversion and other provisions in the resolutions or certificate establishing or designating the series, without a vote or any other action taken by our shareholders.

Shares Outstanding.  We currently have only one series of Preferred Stock outstanding, the Series A Preferred Stock.  All outstanding shares of Series A preferred stock are duly authorized, validly issued, fully paid and non-assessable.

Voting Rights. Each holder of Preferred Stock of any series outstanding is entitled to one vote per share and to vote together, as a single class, with holders of our Common Stock on all matters submitted to a vote of the common shareholders.

Special Voting Rights With Respect to Directors.  In the event that six or more quarterly dividends,

whether or not consecutive, on any series of Preferred Stock are in default, the holders of any outstanding series of Preferred Stock as to which the default exists will be entitled, at the next annual meeting of shareholders, to vote as a class to elect two of our directors.  This right will continue with respect to shares of cumulative Preferred Stock, including the Series A preferred stock, until all accumulated and unpaid dividends on all such shares, the holders of which are entitled to vote at the previous special meeting of shareholders, have been paid or declared and set aside for payment and, with respect to shares of non-cumulative Preferred Stock, if any, until any non-cumulative dividends have been paid or declared and set apart for payment for four consecutive quarterly dividend periods on all such shares, the holders of which were entitled to vote at the previous annual meeting of shareholders.

Other Special Voting Rights.  In addition, the approval of the holders of record of at least two-thirds of the outstanding shares of all series of our Preferred Stock, voting as a class, will be required to take the following actions:

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amend our articles of incorporation to create or authorize any stock ranking prior to or on a parity with the outstanding Preferred Stock with respect to the payment of dividends or distributions upon dissolution, liquidation or winding up;

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to create or authorize any security convertible into shares of stock ranking prior to or on a parity with the outstanding Preferred Stock with respect to the payment of dividends or distributions upon dissolution, liquidation or winding up;

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amend, alter, change or repeal any of the express terms of any outstanding Preferred Stock, or any series thereof, in any prejudicial manner (provided only holders of two-third of the outstanding shares of the series prejudiced by such change or repeal need consent to such action);

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merge or consolidate with another corporation where we are not the surviving entity, if the rights, preferences or powers of the Preferred Stock would be adversely affected or if securities would thereupon be authorized or outstanding which could not otherwise have been created without the approval of the preferred shareholders; or

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authorize, or revoke a previously authorized, voluntary dissolution of LNC, approve any limitation of the terms of our existence, or authorize the sale, lease, exchange or other disposition of all or substantially all of our property.

Dividend Rights.  To the extent permitted by law, holders of LNC Series A preferred stock are entitled to receive, but only when and as declared by our board of directors, cash dividends at the per annum rate of $3.00 per share, payable $0.75 per share quarterly.  Dividends on the Series A preferred stock are cumulative.

Liquidation. Holders of Series A preferred stock are entitled to a liquidation preference of $80.00 per share, plus accrued dividends, before any assets may be distributed to holders of our Common Stock or any other stock ranking junior to the Series A preferred stock.

Redemption.  The Series A preferred stock may be redeemed at any time at the option of our board of directors, in whole or in part, at a redemption price of $80.00 per share plus accrued but unpaid dividends.

Conversion.  Each share of Series A preferred stock is currently convertible at the option of the holder thereof into sixteen shares of our Common Stock, subject to certain further adjustments.  There is no conversion rate adjustment for a merger.

ANTI-TAKEOVER CONSIDERATIONS

Certain Provisions of LNC’s Restated Articles of Incorporation.  Our restated articles of incorporation provide that the affirmative vote of the holders of three-fourths of our voting stock is required to amend Article III, which deals with the number, classification, qualifications and removal of directors. Article III provides that the number of directors may be fixed in the bylaws, that qualifications for directors may be set in the bylaws, and that the bylaws may provide for classification of our board of directors. The bylaws can be amended only by action of our board of directors. Article III also provides that directors can be removed, with or without cause, at a meeting of shareholders called expressly for that purpose upon the affirmative vote of the holders of at least three-fourths of our voting stock.

The provisions of Article III requiring the affirmative vote of three-fourths of our voting stock to amend Article III could make it difficult for the shareholders to change the existing provision of that article, which, in turn, could discourage proxy contests and tender offers and make it more likely that incumbent directors will maintain their positions.

Article IV of our restated articles of incorporation also provide that no shares of the common stock of The Lincoln National Life Insurance Company, our primary insurance subsidiary, may be sold, leased, exchanged, mortgaged, pledged or otherwise disposed of except by the vote of the holders of three-fourths of our shares outstanding and entitled to vote thereon at an annual or special meeting of shareholders.

Article V of our restated articles of incorporation contains a “fair price” provision which requires, subject to certain exceptions, the holders of at least three-fourths of our voting stock to approve certain kinds of business combinations involving LNC and any shareholder holding 10% or more of our voting stock or certain affiliates of that shareholder unless:

•	the transaction is approved by a majority of the members of our board of directors who are not affiliated with the 10% shareholder making the proposal; or

•	the transaction meets certain minimum price and procedural requirements.

In either of these cases, only the normal shareholder and director approval requirements of the IBCL would govern the transaction. The “fair price” provision may be amended or repealed only upon the affirmative vote of the holders of at least three-fourths of our voting stock. The “fair price” provision is intended to increase the likelihood that all our shareholders will be treated similarly if certain kinds of business combinations are effected. The “fair price” provision may have the effect of making a takeover of us more expensive and may therefor discourage tender offers for less than three-fourths of our stock and acquisitions of substantial blocks of our stock with a view to acquiring control of us.

Certain State Law Provisions.  Chapter 43 of the IBCL also restricts business combinations with interested shareholders. It prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between certain corporations having 100 or more shareholders that also have a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act of 1934 (which includes us) and an interested shareholder, defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares of that corporation, for five years following the date the shareholder acquired such 10% beneficial ownership, unless the acquisition or the business combination was approved by the board of directors in advance of that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. A corporation may elect to opt out of these provisions in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our restated articles of incorporation do not elect to opt out of these provisions.

Chapter 42 of the IBCL includes provisions designed to protect minority shareholders in the event that a person acquires, pursuant to a tender offer or otherwise, shares giving it more than 20%, more than 33 1/3%, or more than 50% of the outstanding voting power (which we refer to as “control shares”) of an “issuing public corporation.” Unless the issuing public corporation’s articles of incorporation or bylaws provide that Chapter 42 does not apply to control share acquisitions of shares of the corporation before the control share acquisition, an acquirer who purchases control shares cannot vote the control shares until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding the control shares and any shares held by officers of the corporation and employees of the corporation who are directors thereof), approve in a special or annual meeting the rights of the acquirer to vote the control shares. Unless otherwise provided in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares.

“Issuing public corporation” means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and one of the following:

•	more than 10% of its shareholders resident in Indiana;

•	more than 10% of its shares owned by Indiana residents; or

•	10,000 shareholders resident in Indiana.

An issuing public corporation may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Our restated articles of incorporation do not elect to opt out of these provisions.

Indiana insurance laws and regulations provide that no person may acquire our voting securities if that person would directly or indirectly be in control of us after the acquisition, unless that person has provided certain required information to us and to the Indiana Insurance Commissioner and the Indiana Insurance Commissioner has approved the acquisition. Control of us is presumed to exist if any person beneficially owns 10% or more of our voting securities. Furthermore, the Indiana Insurance Commissioner may determine, after notice and hearing, that control exists despite the absence of a presumption to that effect. Consequently, no person may acquire, directly or indirectly, 10% or more of our voting securities to be outstanding after any offering of securities pursuant to this prospectus, or otherwise acquire control of us, unless that person has provided such required information to the Indiana Insurance Commissioner and the Indiana Insurance Commissioner has approved such acquisition.

EXPERTS

The consolidated financial statements of LNC included in LNC’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including schedules appearing therein), and the effectiveness of LNC’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference.  Such financial statements and management's assessment of internal control over financial reporting are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of our Common Stock offered hereby was passed upon for us by Dennis L. Schoff, Esquire, Senior Vice President and General Counsel of Lincoln National Corporation.  As of September 30, 2008, Mr. Schoff beneficially owns approximately 174,500 shares of our Common Stock including options exercisable within sixty (60) days of the date of the Registration Statement.  The validity of the interests in the Plan to which this prospectus relates was passed upon for the Plan by Karen F. Kanjian, Esquire, Second Vice President and Senior Counsel of LNC.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information and documents with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at:

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public reference room maintained by the SEC in: Washington, D.C. (100 F. Street, N.E., Room 1580, Washington, D.C. 20549). Copies of such materials can be obtained from the SEC’s public reference section at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330, or

•	the SEC website located at www.sec.gov.

This prospectus supplement is a combined prospectus, which is part of Registration Statements filed on Form S-1 and S-3 with the SEC under the Securities Act. This prospectus supplement does not contain all of the information set forth in the Registration Statements and the exhibits and schedules to the Registration Statements. For further information concerning us and the securities, you should read the entire Registration Statements and the additional information described under “Documents Incorporated by Reference” below. The Registration Statements have been filed electronically and may be obtained in any manner listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statements or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

Information about us, including the additional information described under “Documents Incorporated by Reference” is also available on our web site at http://www.lincolnfinancial.com/investors. This URL and the SEC’s URL above are intended to be inactive textual references only. Such information on our or the SEC’s web site is not a part of this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed (File No. 1-6028) with the SEC in accordance with the provisions of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and are incorporated by reference in this prospectus supplement:

•	LNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	LNC’s Quarterly Report on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2008;

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LNC’s Current Reports on Form 8-K filed with the SEC on  February 13, April 1, (except Item 7.01 on such Form 8-K shall not be deemed incorporated by reference herein),  May 6, August 18, September 30, October 10 (except Item 2.02 of such Form 8-K shall not be deemed incorporated by reference herein), and November 17, 2008 (except Item 7.01 of such Form 8-k shall not be deemed incorporated by reference herein); and

•	The description of LNC’s Common Stock contained in Form 10 filed with the SEC on April 28, 1969, including any amendments or reports filed for the purpose of updating that description.

Each LNC document filed subsequent to the date of this prospectus supplement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus supplement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon the written or oral request of such person, a copy of the documents incorporated by reference as described above (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents), copies of all documents constituting part of the prospectus for the Plan, and copies of the Plan.  Please direct your oral or written request to:  C. Suzanne Womack, 2nd Vice President & Secretary, 150 N. Radnor Chester Road, Radnor, PA  19342, 484-583-1400, or swomack@lfg.com.